Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Foundation Medicine, Inc.

at

$137.00 Net Per Share

by

062018 Merger Subsidiary, Inc.

a wholly owned subsidiary of

Roche Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON JULY 30, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JUNE 18, 2018, (TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS THERETO, THE “MERGER AGREEMENT”) BY AND AMONG FOUNDATION MEDICINE, INC., A DELAWARE CORPORATION (“FMI”), ROCHE HOLDINGS, INC., A DELAWARE CORPORATION (“PARENT”) AND 062018 MERGER SUBSIDIARY, INC., A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF PARENT (“PURCHASER”). PURCHASER IS OFFERING TO PURCHASE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK (THE “SHARES”), PAR VALUE $0.0001 PER SHARE, OF FMI FOR $137.00 PER SHARE, NET TO THE SELLER IN CASH, WITHOUT INTEREST AND LESS ANY REQUIRED WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS HERETO AND THERETO, COLLECTIVELY CONSTITUTE THE “OFFER”). UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. THE MERGER AGREEMENT PROVIDES, AMONG OTHER THINGS, THAT AS SOON AS POSSIBLE (AND IN NO EVENT LATER THAN TWO BUSINESS DAYS) FOLLOWING THE CONSUMMATION OF THE OFFER, PURCHASER WILL BE MERGED WITH AND INTO FMI (THE “MERGER”), WITHOUT A VOTE OF THE STOCKHOLDERS OF FMI IN ACCORDANCE WITH SECTION 251(H) OF THE DELAWARE GENERAL CORPORATION LAW (THE “DGCL”).

THE BOARD OF DIRECTORS OF FMI (OTHER THAN ROCHE AFFILIATED DIRECTORS, ALL OF WHOM RECUSED THEMSELVES FROM RELATED BOARD MEETINGS AND DELIBERATIONS) HAS, BASED ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE COMPRISED SOLELY OF INDEPENDENT DIRECTORS, DULY AND UNANIMOUSLY (WITH ALL DIRECTORS DESIGNATED BY PARENT OR ITS AFFILIATES ABSTAINING) (I) APPROVED THE MERGER AGREEMENT AND DECLARED THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT TO BE ADVISABLE AND FAIR TO, AND IN THE BEST INTERESTS OF, FMI AND ITS STOCKHOLDERS (OTHER THAN ROCHE HOLDING LTD AND ITS AFFILIATES); (II) RESOLVED THAT THE MERGER CONTEMPLATED THEREBY SHALL BE GOVERNED BY AND EFFECTED WITHOUT A STOCKHOLDERS’ MEETING PURSUANT TO SECTION 251(H) OF THE DGCL AND THAT SUCH MERGER SHALL BE

CONSUMMATED AS SOON AS PRACTICABLE FOLLOWING THE CLOSING OF THE OFFER; AND (III) RECOMMENDED THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. FMI HAS BEEN ADVISED THAT ALL OF ITS DIRECTORS AND EXECUTIVE OFFICERS INTEND TO TENDER ALL OF THEIR TRANSFERRABLE SHARES PURSUANT TO THE OFFER.

THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING OR THE FUNDING THEREOF. HOWEVER, THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS, INCLUDING, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES (EXCLUDING ANY SHARES THAT HAVE NOT BEEN “RECEIVED” (AS DEFINED IN SECTION 251(H) OF THE DGCL), AS FURTHER DESCRIBED IN THIS OFFER TO PURCHASE) OF COMMON STOCK OF FMI THAT REPRESENT AT LEAST A MAJORITY OF THE OUTSTANDING SHARES NOT OWNED BY PARENT OR ITS AFFILIATES. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER, INCLUDING THE CONDITIONS, APPEARS ON PAGES (1) THROUGH (7).

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. STOCKHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.

July 2, 2018

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate and any other documents required in the Letter of Transmittal to Citibank, N.A., the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•	If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the information agent for the Offer, toll free, at (800) 322-2885 for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled for 12:00 midnight, New York City time, at the end of the day on July 30, 2018, unless extended or earlier terminated), unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedure for Tendering Shares” of this Offer to Purchase are followed.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

SCHEDULE I

Directors and Executive Officers of Controlling Shareholder of Roche	S-1
Directors and Executive Officers of Parent	S-4
Directors and Executive Officers of Purchaser	S-5

SCHEDULE II

General Corporation Law of Delaware Section 262 Appraisal Rights	S-7

i

SUMMARY TERM SHEET

062018 Merger Subsidiary, Inc. (“Purchaser”), a wholly owned subsidiary of Roche Holdings, Inc. (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of Foundation Medicine, Inc. (“FMI”) for $137.00 per share (the “Offer Price”), net to the seller of such Shares in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, the related Letter of Transmittal, and pursuant to the Agreement and Plan of Merger, dated as of June 18, 2018, by and among FMI, Parent and Purchaser (the “Merger Agreement”). The following are some of the questions you, as an FMI stockholder, may have, and answers to those questions. This summary term sheet is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser. The information concerning FMI contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by FMI or has been taken from or is based upon publicly available documents or records of FMI on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy or completeness of such information.

Securities Sought	All of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of FMI.

Price Offered Per Share	$137.00, net to the seller in cash, without interest, but subject to any required withholding of taxes.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of the day on July 30, 2018, unless the Offer is extended or earlier terminated.

Purchaser	062018 Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation.

Who is offering to buy my securities?

Our name is 062018 Merger Subsidiary, Inc. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding Shares and completing the process by which we will be merged with and into FMI. We are a wholly owned subsidiary of Parent, a Delaware corporation and an indirect subsidiary of Roche Holding Ltd, a Swiss joint-stock company (“Roche”). See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Purchaser and Parent.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of FMI common stock as a “Share.” See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”

Why are you making the Offer?

We are making the Offer to acquire the entire equity interest in FMI. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends immediately thereafter to cause Purchaser to consummate the Merger

(as described below). Upon consummation of the Merger, FMI will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $137.00 per Share, net to the seller in cash, without interest and less any required withholding taxes. If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, then they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”

Do you have the financial resources to pay for the Shares?

Yes. We have sufficient resources available to us to make the payment for your Shares. Based upon FMI’s filings with the SEC and more recent information provided to us by FMI, we estimate that we will need approximately $2.4 billion to acquire FMI pursuant to the Offer and the Merger (as defined below) to pay amounts payable in respect of certain stock options and restricted stock units, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Roche and its controlled affiliates expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. It is anticipated that all of such funds will be obtained from Roche’s or its controlled affiliates’ general corporate funds, commercial paper lines of credit and the issuance of new bonds.

The Offer is not conditioned upon any financing arrangements or the funding thereof. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	as described above, we, through Roche and its controlled affiliates, have sufficient funds to purchase all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to occur as promptly as practicable (and in any event within two business days) following the completion of the Offer;

•	consummation of the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.

See “The Offer—Section 10—Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares (excluding any Shares that have not been “received” (as defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”))) that represents at least a majority of the Shares outstanding not owned by Parent or its affiliates (which we refer to as the “Minimum Condition”).

Other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof.

Is there an agreement governing the Offer?

Yes. FMI, Parent and Purchaser have entered into the Agreement and Plan of Merger, dated as of June 18, 2018. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into FMI. See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Merger Agreement.”

What does FMI’s board of directors think about the Offer?

FMI’s board of directors, other than the Roche Designees (defined below), all or whom recused themselves from related board meetings and deliberations, (the “FMI Board”), based on the unanimous recommendation of a special committee comprised solely of independent directors who are unaffiliated with Parent and are not officers or employees of FMI (the “Special Committee”), has duly and unanimously (with all directors designated by Parent or its affiliates abstaining):

•	approved the Merger Agreement and determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement to be advisable and fair to, and in the best interests of, FMI and its stockholders (other than Roche and its affiliates);

•	resolved that the Merger shall be governed by and effected without a stockholders’ meeting pursuant to Section 251(h) of the DGCL, and that such Merger shall be consummated as soon as practicable following the closing of the Offer; and

•	resolved subject to certain terms set forth in the Merger Agreement, to recommend that FMI’s stockholders tender their Shares in the Offer.

FMI will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC indicating the approval of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement by the FMI board and recommending that FMI’s stockholders tender their Shares in the Offer.

See “The Offer—Section 11—Background of the Offer; Contacts with FMI” and “The Offer—Section 13—The Merger Agreement.” We expect that a more complete description of the reasons for the FMI Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 to be prepared by FMI and filed with the SEC and mailed to all FMI stockholders.

Do you have interests in the Offer that are different from my interests as a stockholder of FMI?

Yes. Our interests in the Offer (and any subsequent merger) are different from those of stockholders being asked to sell their Shares. In particular, our financial interests with regard to the price to be paid in the Offer (and any subsequent merger) are adverse to the interests of FMI stockholders being asked to sell their Shares. Also, if you sell Shares in the Offer or your Shares are converted in any subsequent merger, you will cease to have any interest in FMI and will not have the opportunity to participate in the future earnings or growth, if any, of FMI. On the other hand, we will benefit from any future increase in the value of FMI, as well as bear the burden of any future decrease in the value of FMI. See “The Offer—Section 12—Purpose of the Offer; Plans for FMI; Stockholder Approval; Appraisal Rights.”

What is your position as to the fairness of the transaction?

We believe that the transaction is fair to FMI stockholders who are not affiliated with Parent, based upon the factors set forth under “Special Factors—Section 1—Position of Roche Regarding Fairness of the Transaction.”

How long do I have to decide whether to tender my Shares in the Offer?

You have until 12:00 midnight, New York City time, at the end of the day on July 30, 2018, to decide whether to tender your Shares in the Offer. See “The Offer—Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to Citibank, N.A., the depositary for the Offer (the “Depositary”), prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedures for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the expiration time of the Offer.

When and how will I be paid for my tendered Shares?

If the conditions to the Offer set forth in “The Offer—Section 15—Conditions of the Offer” are satisfied or waived as of the expiration of the Offer, we will pay for all validly tendered and not validly withdrawn Shares as soon as practicable after the date of expiration of the Offer (but in no event more than three business days thereafter).

We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares.

Can the Offer be extended and under what circumstances?

Yes. If at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, we will extend the Offer for one or more consecutive periods of not more than ten business days (or for such longer period as may be agreed to by FMI) until such time as such conditions shall have been satisfied or waived, provided that we will not be required to extend the Offer beyond the earlier of (i) November 18, 2018, and (ii) the date that is ten business days after the date on which all conditions to the Offer other than the Minimum Condition have been satisfied. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer. See “The Offer—Section 1—Terms of the Offer.”

Will you provide a subsequent offering period?

We do not presently intend to offer a subsequent offering period.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

How do I tender my Shares?

If you wish to accept the Offer, this is what you must do:

•

If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificates and any other documents required in the Letter of Transmittal to the Depositary or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares.”

•	If you are a record holder and your stock is certificated, but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2885 or by email at tenderoffer@mackenziepartners.com for assistance. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

How do I tender Shares that are not represented by a certificate?

If you directly hold uncertificated Shares in an account with FMI’s transfer agent, American Stock Transfer & Trust Company, LLC, you should follow the instructions for book-entry transfer of your Shares as described in Section 3 of this Offer to Purchase and in the attached Letter of Transmittal. If you hold your uncertificated FMI Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your FMI Shares be tendered.

Until what time can I withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration time of the Offer (as it may be extended from time to time). Further, if we have not accepted your Shares for payment by August 31, 2018, you may withdraw them at any time after August 31, 2018. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares that you previously tendered in the offer, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary while you have the right to withdraw such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”

Can holders of stock options and/or restricted stock units participate in the Offer?

The Offer is only for the outstanding shares of common stock of FMI that are not subject to vesting conditions and not for any options to purchase shares (“FMI Stock Options”) or restricted stock units (“FMI RSUs”). If you hold unexercised stock options and you wish to participate in the Offer, you must exercise your stock options (to the extent they are exercisable) in accordance with the terms of the applicable FMI Stock Plan (as defined below) and award agreement, and tender such Shares received upon the exercise in accordance with the terms of the Offer. Holders of unexercisable stock options will be unable to exercise such stock options and are not eligible to participate in the Offer with respect to the Shares underlying such stock options unless they become exercisable by their terms prior to the time at which such Shares are first accepted for payment under the Offer (the “Acceptance Time”). Holders of FMI RSUs are not eligible to participate in the Offer.

At the effective time of the Merger (the “Merger Effective Time”), and consistent with the terms of the applicable FMI Stock Plan, each vested FMI Stock Option, whether or not exercisable, will be canceled and converted into the right to receive an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the applicable exercise price per Share of such FMI Stock Option, multiplied by (B) the total number of shares subject to such FMI Stock Option, and less any required withholding taxes. See “The Offer—Section 13—The Merger Agreement—FMI Stock Options.”

At the Merger Effective Time, and consistent with the terms of the applicable FMI Stock Plan each unvested FMI Stock Option, that is outstanding immediately prior thereto, will be canceled and converted into the right to receive an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the applicable exercise price per share of such FMI Stock Option, multiplied by (B) the total number of shares subject to such FMI Stock Option (the “Unvested Option Consideration”), without interest and less any required withholding taxes; provided, that such per share Unvested Option Consideration will not be paid at the Merger Effective Time, but instead payment thereof will be subject to the holder remaining continuously employed with the Purchaser (or an affiliate thereof) for the original vesting schedule and the satisfaction of the original vesting conditions applicable to the underlying unvested FMI Stock Option in accordance with its terms. See “The Offer—Section 13—The Merger Agreement—FMI Stock Options.”

At the Merger Effective Time, and consistent with the terms of the applicable FMI Stock Plan, each vested FMI RSU will be canceled, and FMI will pay the holder of any such FMI RSU at or promptly after the Merger Effective Time an amount in cash equal to the product of (A) the Offer Price multiplied by (B) the number of shares represented by such FMI RSU less any required withholding taxes. See “The Offer—Section 13—The Merger Agreement—FMI Restricted Stock Units.”

At the Merger Effective Time, and consistent with the terms of the applicable FMI Stock Plan, each unvested FMI RSU will be canceled and converted into the right to receive an amount in cash equal to the product of (A) the Offer Price multiplied by (B) the number of shares represented by such FMI RSU (the “Unvested RSU Consideration”), without interest and less any required withholding taxes. The Unvested RSU Consideration will not be paid at the Merger Effective Time, but instead payment thereof will be subject to the holder remaining continuously employed with the Purchaser (or an affiliate thereof) for the original vesting schedule and the satisfaction of the original vesting conditions applicable to the underlying unvested FMI RSU in accordance with its terms. See “The Offer—Section 13—The Merger Agreement—FMI Restricted Stock Units.”

Prior to the closing of the Offer, FMI will take all actions necessary or required under FMI’s 2013 Stock Option and Incentive Plan, FMI’s Amended and Restated 2010 Stock Incentive Plan and the FMI 2013 Employee Stock Purchase Plan (the “FMI ESPP”) (such plans together, the “FMI Stock Plans”) and applicable law (including, if appropriate, amending the terms of the FMI ESPP) to (i) ensure that no offering will be authorized or commenced following June 18, 2018 and (ii) terminate the FMI ESPP effective as of the Merger Effective Time. See “The Offer—Section 13—The Merger Agreement—FMI Employee Stock Purchase Plan.”

Will the Offer be followed by a Merger if not all of the Shares are tendered in the Offer? If the Offer is completed, will FMI continue as a public company?

If we purchase at least a majority of the outstanding Shares not owned by Parent or its affiliates in the Offer and the other conditions to the Merger are satisfied or waived we will effect the Merger of us into FMI as promptly as practicable in accordance with the terms of the Merger Agreement without a vote or any further action by the stockholders of FMI pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted to) accept Shares for purchase in the Offer nor will we be able to consummate the Merger.

However, if the Offer is consummated, we expect to complete the Merger pursuant to the applicable provisions of the DGCL, after which the surviving corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. If the Merger takes place, all remaining stockholders (other than FMI, its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Delaware Law) will receive the price per share paid in the Offer. See the “Introduction” to this Offer to Purchase and “The Offer—Section 12—Purpose of the Offer; Plans for FMI; Stockholder Approval; Appraisal Rights” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated between FMI and Purchaser, FMI stockholders not tendering their Shares in the Offer (other than FMI, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Delaware law) will receive cash in an amount equal to the price per Share paid in the Offer, less any required withholding taxes. If we accept and purchase Shares in the Offer, we will consummate the Merger as soon as practicable without a vote of or any further action by the stockholders of FMI, pursuant to Delaware law. Therefore, if the Merger takes place and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

While we intend to consummate the Merger as soon as practicable after we consummate the Offer, if the Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded Shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than us. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares. Also, FMI may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Merger Agreement.”

Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for FMI; Stockholder Approval; Appraisal Rights—No Stockholder Approval.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Merger is consummated, any stockholder who does not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their Shares by the Court of Chancery of the State of Delaware and receive a cash payment of the “fair value” of their Shares as of the Merger Effective time as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares as of the Merger Effective Time may be more than, less than, or equal to the Offer Price. See “The Offer—Section 12—Purpose of the Offer; Plans for FMI; Stockholder Approval; Appraisal Rights—Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On June 18, 2018, the last full trading day before we announced our intention to commence the Offer, the highest intraday sale price of the Shares on the NASDAQ Global Select Market (“NASDAQ”) was $106.60 per share. On June 29, 2018, the last full trading day before the date of this Offer to Purchase, the closing price of the Shares on NASDAQ was $136.70. Please obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.

What are the material U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer?

In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences.”

Who can I talk to if I have questions about the Offer?

You can call MacKenzie Partners, Inc., the Information Agent, toll free, at (800) 322-2885 or by email at tenderoffer@mackenziepartners.com. See the back cover of this Offer to Purchase.

To the Stockholders of Foundation Medicine, Inc.:

INTRODUCTION

062018 Merger Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all outstanding shares (the “Shares”) of common stock, par value $0.0001 per share, of Foundation Medicine, Inc., a Delaware corporation (“FMI”), for $137.00 per Share (the “Offer Price”), net to the seller of such Shares in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser.

If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock has been issued to you), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if you do not complete and sign the IRS Form W-9 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at a current rate of 24% on the gross proceeds payable to you. See “The Offer—Section 3—Procedures for Tendering Shares—Backup Withholding.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Citibank, N.A., the depositary for the Offer (the “Depositary”) and MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”) incurred in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of June 18, 2018 (the “Merger Agreement”), among FMI, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into FMI (the “Merger”), with FMI continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than Shares held by FMI, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price in cash, without interest and less any required withholding taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Merger Agreement—Conditions to the Merger.” “The Offer—Section 13—The Merger Agreement” contains a more detailed description of the Merger Agreement. “Section 5—Certain U.S. Federal Income Tax Consequences” describes certain U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

The Offer is being made only for Shares that are not subject to vesting conditions and is not made for any options to purchase FMI Shares (the “FMI Stock Options”) or FMI restricted stock units (the “FMI RSUs”). The Merger Agreement provides that:

•	At the Merger Effective Time, each vested FMI Stock Option, whether or not exercisable, will be canceled and converted into the right to receive an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the applicable exercise price per Share of such FMI Stock Option, multiplied by (B) the total number of Shares subject to such FMI Stock Option, less any required withholding taxes.

•	At the Merger Effective Time, each unvested FMI Stock Option will be canceled and converted into the right to receive an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer

Price over (2) the applicable exercise price per Share of such FMI Stock Option, multiplied by (B) the total number of Shares subject to such FMI Stock Option (the “Unvested Option Consideration”), without interest and less any required withholding taxes. The Unvested Option Consideration will not be paid at the Merger Effective Time, but instead payment will be subject to the holder remaining continuously employed with the Purchaser (or an affiliate thereof) for the original vesting schedule and the satisfaction of the original vesting conditions applicable to the underlying unvested FMI Stock Option in accordance with its terms.

•	At the Merger Effective Time each vested FMI RSU will be canceled, and FMI will pay the holder of any such FMI RSU at or promptly at the Merger Effective Time an amount in cash equal to the product of (A) the Office Price multiplied by (B) the number of shares represented by such FMI RSU.

•	At the Merger Effective Time, each unvested FMI RSU will be canceled and converted into the right to receive an amount in cash equal to the product of (A) the Offer Price multiplied by (B) the number of Shares represented by such FMI RSU (the “Unvested RSU Consideration”), without interest and less any required withholding taxes. The Unvested RSU Consideration will not be paid at the Merger Effective Time, but instead payment thereof will be subject to the holder remaining continuously employed with the Purchaser for the original vesting schedule and the satisfaction of the original vesting conditions applicable to the underlying unvested FMI RSU in accordance with its terms.

•	Prior to the closing of the Offer, FMI will take all actions necessary or required under FMI’s 2013 Stock Option and Incentive Plan, FMI’s Amended and Restated 2010 Stock Incentive Plan and the FMI ESPP (such plans together, the “FMI Stock Plans”) and applicable law (including, if appropriate, amending the terms of the FMI ESPP) to (i) ensure that no offering will be authorized or commenced following June 18, 2018 and (ii) terminate the FMI ESPP effective as of the Merger Effective Time.

The FMI board of directors, other than the Roche Designees (defined below), all of whom recused themselves from related board meetings and deliberations, (the “FMI Board”) has, based on the unanimous recommendation of the Special Committee, duly and unanimously (with all directors designated by Parent or its affiliates abstaining) (i) approved the Merger Agreement and determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement to be advisable and fair to, and in the best interests of, FMI and its stockholders (other than Roche and its affiliates); (ii) resolved that the Merger shall be governed by and effected without a stockholders’ meeting pursuant to Section 251(h) of the DGCL and that such Merger shall be consummated as soon as practicable following the closing of the Offer; and (iii) resolved subject to certain terms set forth in the Merger Agreement, to recommend that the stockholders of FMI tender their Shares into the Offer.

FMI will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the FMI Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares (excluding any Shares that have not been “received” (as defined in Section 251(h) of the DGCL)) that represent at least a majority of the Shares outstanding not owned by Parent or its affiliates (which we refer to as the “Minimum Condition”). The Offer is not conditioned upon Parent or Purchaser obtaining financing or the funding thereof. These and other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.”

According to FMI, as of the close of business on June 25, 2018, the most recent practicable date, there were (i) 37,137,339 Shares issued and outstanding, (ii) no Shares held by FMI in its treasury, (iii) 390,210 Shares subject to outstanding FMI Stock Options, (iv) FMI RSUs respecting 968,858 Shares, (v) 788,503 Shares reserved for future issuance under the FMI ESPP and (vi) 4,611,125 Shares reserved for issuance pursuant to the FMI’s Stock Option and Incentive Plan.

Assuming no additional Shares are issued prior to the expiration of the Offer and based on the Shares outstanding as of June 25, 2018, we anticipate that the Minimum Condition would be satisfied if approximately 8,059,115 Shares are validly tendered pursuant to the Offer and not withdrawn (excluding any Shares that have not been “received” (as defined in Section 251(h) of the DGCL)).

We currently intend, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors of Purchaser will be the directors of FMI.

Section 251(h) of the DGCL provides that, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by Citibank, N.A., the depositary for the Offer, prior to expiration of such offer, plus the stock otherwise owned by the acquiring entity equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of FMI stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer—Section 12—Purpose of the Offer; Plans for FMI; Stockholder Approval; Appraisal Rights.”

The Offer is conditioned upon the fulfillment of the conditions described in “The Offer—Section 15—Conditions to the Offer.” The Offer will expire at 12:00 midnight, New York City time, at the end of the day on July 30, 2018, unless we extend the Offer. See “The Offer—Section 13—The Merger Agreement—Extensions of the Offer.”

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of FMI’s stockholders.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

SPECIAL FACTORS

1. Position of Roche Regarding Fairness of the Transaction

The rules of the SEC require us to express our belief to stockholders of FMI who are unaffiliated with Roche as to the fairness of the transaction.

We believe that the price to be paid in the Offer is fair to such stockholders. We base our belief on the following factors, each of which, in our judgment, supports our view as to the fairness of the transaction:

•	The Special Committee determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement to be advisable and fair to, and in the best interests of, FMI and its stockholders (other than Roche and its affiliates).

•	In connection with taking the foregoing actions, the Special Committee was advised by its own advisors, including Goodwin Procter, its independent legal counsel, and Goldman Sachs & Co. LLC (“Goldman Sachs”), its independent financial advisor. A copy of the fairness opinion of Goldman Sachs, dated June 18, 2018, which was rendered to the Special Committee and the FMI Board, is attached as Annex B to the Schedule 14D-9.

•	The Offer Price represents a premium of approximately:

•	29% to the closing price of the Shares on June 18, 2018, the last trading day prior to the date of the announcement of the $137.00 per Share proposal;

•	47% to the trailing 30-trading-day volume weighted average price of Shares through June 18, 2018, the last trading day prior to the date of the announcement of the $137.00 per Share proposal; and

•	68% to the trailing 90-trading-day volume weighted average price of Shares through June 18, 2018, the last trading day prior to the date of the announcement of the $137.00 per Share proposal.

•	Neither the Offer nor the Merger is subject to any financing condition.

•	The Offer provides FMI’s stockholders (other than Roche and its affiliates) with the certainty of receiving cash for their Shares and removes the risk of any decrease in the value of FMI.

In addition, we believe that the Offer is procedurally fair to stockholders of FMI who are unaffiliated with Roche, based on the following factors:

•	Each of such stockholders will be able to decide voluntarily whether or not to tender Shares in the Offer.

•	The Offer cannot be consummated unless a majority of the Shares held by such stockholders are tendered.

•	Such stockholders will have sufficient time to make a decision whether or not to tender since the Offer will remain open for a minimum of 20 business days.

•	If the Merger is completed, stockholders at that time who do not vote in favor of the merger will be entitled to receive the “fair value” of their Shares, as determined by a court, by following the appraisal procedures under Delaware law.

We also considered the following factors, each of which we considered negative in our considerations concerning the fairness of the terms of the transaction:

•	Any stockholder who tenders all its Shares in the Offer or has its Shares converted into cash in a subsequent merger would cease to participate in the future earnings or growth, if any, of FMI or benefit from increases, if any, in the value of FMI.

•	The sale of Shares in the Offer is generally taxable to the selling stockholders.

•	Our current ownership of approximately 56.6% in FMI may preclude competing offers from third parties.

•	Certain directors and officers of FMI have actual or potential conflicts of interest in connection with the Offer and the Merger. See “Special Factors—Section 2. Interests of Certain Persons in the Offer and Merger”.

We did not find it practicable to assign, nor did we assign, relative weights to the individual factors considered in reaching our conclusion as to fairness. Our financial advisor, Citigroup Global Markets, Inc., was not asked to and has not delivered a fairness opinion to the board of directors of Roche or to any other affiliate of Roche in connection with the Offer.

In reaching our conclusion as to fairness, we did not consider the liquidation value or net book value of FMI. The liquidation value was not considered because FMI is a viable going concern and we have no plans to liquidate FMI. Therefore, we believe that the liquidation value of FMI is irrelevant to a determination as to whether the Offer is fair to unaffiliated stockholders. Further, we did not consider net book value, which is an accounting concept, as a factor because we believe that net book value is not a material indicator of the value of FMI as a going concern but rather is indicative of historical costs. FMI’s net book value per Share as of December 31, 2017, calculated by dividing (i) stockholders’ equity less goodwill and other intangible assets by (ii) the number of Shares outstanding, was $0.87. We are not aware of any firm offers made by a third party to acquire FMI during the past two years and in any event have no intention of selling the Shares we own. Third-party offers were not considered in reaching our conclusion as to fairness.

The foregoing discussion of the information and factors considered and given weight by us is not intended to be exhaustive, but includes the factors considered by us that we believe to be material. Our view as to the fairness of the transaction to stockholders of FMI that are unaffiliated with Roche should not be construed as a recommendation to any stockholder as to whether that stockholder should tender in the Offer.

2. Interests of Certain Persons in the Offer and Merger

Financial Interests.

The financial interests of Roche with regard to the Offer Price are generally adverse to the financial interests of the stockholders being asked to tender their Shares.

Executive Officers and Directors of FMI.

The stockholders being asked to tender their Shares should be aware that the executive officers and certain directors of FMI have interests in connection with the Offer and the Merger that present them with actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Schedule 14D-9 under the heading “Arrangements with the Company’s Directors and Executive Officers,” which description and information is incorporated herein by reference.

Conflicts of Interest.

In considering the fairness of the consideration to be received in the Offer, stockholders should be aware that Roche has certain current actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of Roche’s current ownership of approximately 56.6% of the outstanding Shares as of

June 18, 2018, Roche may be deemed to control FMI. In addition, certain of Roche’s executive officers and directors are also directors of FMI, as further described in the Schedule 14D-9. We note that the directors designated by Roche represent a minority of the FMI board members. Further, the FMI Board, based on the unanimous recommendation of a special committee comprised solely of independent directors who are unaffiliated with Parent and are not officers or employees of FMI, unanimously (with all directors designated by Roche or its affiliates abstaining) approved the Merger Agreement and determined that the Offer is fair to, and in the best interests of, FMI and its stockholders (other than Roche and its affiliates).

3. Transactions and Arrangements Concerning the Shares.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of Parent, Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of FMI; (ii) none of Purchaser, Parent and, to Purchaser’s and Parent’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of FMI during the past 60 days; (iii) none of Purchaser, Parent and, to Purchaser’s, and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of FMI (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and FMI or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) except as contemplated by the Investor Rights Agreement (defined below), during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, Parent, their respective subsidiaries or, to Purchaser’s and Parent’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and FMI or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets; (vi) none of Purchaser or Parent nor, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); (vii) none of the persons listed on Schedule I of this Offer to Purchase has made a recommendation either in support of or opposed to the Offer or the Merger and (viii) none of Purchaser, or Parent nor, to Purchaser’s and Parent’s knowledge, the persons listed in Schedule I to this Offer to Purchase, has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

FMI has informed us that, to the knowledge of FMI after reasonable inquiry, each executive officer, director and affiliate of FMI currently intends, subject to compliance with applicable law, including Section 16(b) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), to tender all Shares held of record or beneficially owned by such person or entity in the Offer.

4. Related Party Transactions.

In 2012, Roche Finance Ltd, an affiliate of Roche Holdings, purchased 2,212,389 shares of FMI’s Series B Preferred Stock, which converted into 553,097 Shares upon the closing of FMI’s initial public offering in 2013.

On January 12, 2015, FMI announced a broad strategic collaboration (the “2015 Transaction Agreement”) with Parent and certain of its affiliates (collectively, the “Roche Group”) to further advance its leadership position in genomic analysis and molecular information solutions in oncology. The transaction, which is a broad multi-part arrangement that includes a research and development collaboration, an ex-U.S. commercial collaboration, a U.S. educational support collaboration and an equity investment with certain governance provisions, closed on April 7, 2015 (the “Roche Closing”).

At the Roche Closing, the Roche Group acquired 15,604,288 Shares, at a purchase price of $50.00 per Share, in a tender offer for aggregate consideration of approximately $780.2 million (the “Roche Tender Offer Shares”) and completed its primary investment in FMI of $250 million in cash to purchase 5,000,000 newly issued Shares at a price of $50.00 per Share (the “Roche Issuance” and together with the Tender Offer Shares, the “Roche Investment”). Immediately following the Closing, the Roche Group owned approximately 61.3% of the outstanding Shares. As of June 18, 2018, Roche beneficially owned 21,019,111 Shares or approximately 56.6% of the outstanding Shares.

Notwithstanding the Roche Investment, FMI remains an independent public company with the Roche Group having the right to designate a minority of the directors on the Board pursuant to the Investor Rights Agreement described below.

On April 7, 2015, in connection with the Roche Closing, that certain Investor Rights Agreement, dated as of January 11, 2015, by and among FMI, Parent and certain other stockholders of FMI (the “Investor Rights Agreement”) became effective. The Investor Rights Agreement includes, without limitation, the following provisions:

Composition of FMI Board. Immediately following the Roche Closing and pursuant to the Investor Rights Agreement, the FMI Board was increased to nine directors and reconstituted to include three directors designated by the Roche Group (the “Roche Designees”).

The Roche Group’s Right to Proportional Representation. So long as the Roche Group beneficially owns at least 10% of the outstanding Shares, the Roche Group will be entitled to the lesser of (A) the number of seats representing 33.34% of the FMI Board and (B) proportionate representation on the FMI Board of Directors, but in any event, at least one director designee. In addition, so long as there is at least one Roche Designee on the FMI Board, the Roche Group will be entitled to proportionate representation on each committee of the FMI Board, but in any event, at least one director or observer designee on each committee, subject to compliance with the applicable rules of the SEC and the NASDAQ Stock Market. Notwithstanding the foregoing, directors appointed by the Roche Group may be excluded from any discussions of the FMI Board regarding any actual or potential collaboration agreement between FMI and any pharmaceutical, biotechnology or biopharmaceutical company that is at such time an actual competitor of the Roche Group and which is similar in scope, nature and value to the ordinary course collaboration agreements of FMI existing as of January 11, 2015 (i.e., agreements pursuant to which FMI has agreed to provide genomic sequencing services to pharmaceutical, biotechnology and biopharmaceutical companies to support research and development or patient treatment, or to work with such companies to collect and use human molecular and other patient information for such company’s research, development and commercialization efforts).

The Roche Designees have observation rights with respect to the FMI Board committees pursuant to the terms of the Investor Rights Agreement, which rights include (i) the provision with all notices of meetings, consents, minutes and other written materials that are provided to the directors serving on the applicable committee at the same time as such materials are provided to such directors and (ii) the right to attend all meetings of the applicable Board committee.

The Roche Group Approval Required for Certain Actions. Until such time as the Roche Group beneficially owns less than a majority of the outstanding Shares (subject to a cure period), FMI (and its subsidiaries) may not take certain actions without the Roche Group’s prior written consent, including any of the following:

•	appoint a new Chief Executive Officer of FMI;

•	incur any indebtedness (as defined in the Investor Rights Agreement) that would result in the outstanding aggregate principal amount of the indebtedness of FMI and its subsidiaries exceeding the lesser of (A) $200 million and (B) 20% of FMI’s aggregate market capitalization at the time of such incurrence;

•	issue or sell any equity securities (including any securities convertible or exercisable into such equity securities), other than (A) Shares issued pursuant to equity awards granted as of the Roche Closing in accordance with their terms, (B) equity awards granted after the Roche Closing pursuant to FMI’s 2013 Stock Option and Incentive Plan or any permitted new equity incentive plan or equity incentive plan amendment and (C) in connection with permitted acquisitions, certain Shares issued as stock consideration as long as such issuance does not result in the Roche Group beneficially owning less than 50.5% of the outstanding Shares on a fully diluted basis;

•	establish or amend any equity incentive plan of FMI, except for certain equity plans;

•	acquire any entity, business or assets if the aggregate consideration payable by FMI and its subsidiaries exceeds the lesser of (A) $200 million and (B) 20% of FMI’s aggregate market capitalization at the time of such transaction, unless the Roche Group is separately contemplating acquiring the same entity, business or assets;

•	dispose of any entity, business or assets if the aggregate consideration payable to FMI and its subsidiaries exceeds $50 million;

•	change the scope and nature of FMI’s business;

•	amend the organizational documents of FMI or any of its subsidiaries;

•	take any action that would impair in any material respect FMI’s ability to perform its obligations under the Investor Rights Agreement or the Roche Group’s rights thereunder; or

•	voluntarily dissolve or liquidate or make any voluntary bankruptcy filings.

Voting Obligations. As long as the Roche Group is entitled to appoint at least one director to the FMI Board of Directors, the Roche Group will be required to (i) cause all of its Shares to be present for quorum purposes at any meeting of the stockholders of FMI, (ii) vote all of its Shares to approve any matter requiring approval by the Roche Group described in the preceding paragraph that the Roche Group has approved within the previous six months and (iii) vote all of its Shares in connection with the election of directors or the adoption of certain equity plans either (a) in accordance with the recommendation of the FMI Board of Directors or (b) in the same proportion as the votes cast by all stockholders of FMI other than the Roche Group and its affiliates. Further, for as long as the Roche Group has the right to designate a director, the Roche Group is prohibited from making any proxy solicitations in connection with the election or removal of directors, or knowingly encouraging or facilitating a third party to engage in any such solicitation, subject to certain limited exceptions

Standstill Restrictions. During the period following the Roche Closing and ending on April 7, 2018 (the “Restricted Period”), the Roche Group was restricted from acquiring additional Shares, except in order to offset dilution and maintain its aggregate percentage ownership in FMI at no less than 50.5% of the outstanding Shares on a fully diluted basis.

As of April 8, 2018, the Roche Group is permitted to make an offer to purchase all remaining Shares held by the other stockholders of FMI (a “Buyout Offer”). Prior to April 7, 2020, for as long as the Roche Group beneficially owns at least 20% of the outstanding Shares, any Buyout Offer shall be made on a confidential basis, subject to the review, evaluation and approval of a special committee of independent directors who are unaffiliated with the Roche Group and are not officers or employees of FMI (the “Disinterested Directors”) and subject to a non-waivable condition that a majority of the Shares held by stockholders of FMI not affiliated with the Roche Group approve the Buyout Offer. From and after April 7, 2020, if the Roche Group desires to acquire Shares (other than in transactions to maintain its aggregate percentage ownership) the Roche Group is permitted to make a Buyout Offer directly to the stockholders of FMI without the review, evaluation or approval of the FMI Board or the Disinterested Directors, as long as the Buyout Offer is subject to the non-waivable condition that a majority of the Shares held by stockholders of FMI not affiliated with the Roche Group approve the Buyout Offer. From and after April 7, 2020, for as long as the Roche Group beneficially owns at least 20% of the outstanding Shares, if the Roche Group makes a Buyout Offer, then at any subsequent annual meeting of the stockholders of FMI (or special meeting called for the purpose of electing directors), the Roche Group will be entitled to nominate any individuals who qualify as independent directors under the terms of the Investor Rights Agreement for any or all Board seats.

The standstill restrictions on the Roche Group will automatically terminate if FMI enters into a definitive agreement with respect to, or the FMI Board recommends to FMI’s stockholders, a transaction pursuant to which any person or group would acquire, directly or indirectly, voting securities of FMI representing more than 20% of the aggregate voting power of all then-outstanding voting securities of FMI. In any such case, the Roche Group will be free to oppose the transaction or propose an alternative transaction of its choosing.

The Roche Group’s Ability to Maintain its Percentage Ownership Interest in FMI Stock. FMI has agreed to establish and maintain a stock repurchase program to repurchase Shares in order to maintain the Roche Group’s aggregate percentage ownership in FMI at no less than 50.5% of the outstanding Shares on a fully diluted basis, less any Shares transferred by the Roche Group (the “Share Percentage Minimum”). FMI’s obligation to maintain such stock repurchase program will terminate upon the earlier of (i) any transfer by the Roche Group of Shares following which the Roche Group beneficially owns less than 40% of the outstanding Shares on a fully diluted basis and (ii) the Roche Group beneficially owning less than 30% of the outstanding Shares.

Until the date on which the Roche Group beneficially owns less than 30% of the outstanding Shares, the Roche Group also will hold a continuing option to purchase Shares from FMI or in the open market, at prevailing market prices, in order to maintain the Roche Group’s Share Percentage Minimum. If FMI fails to or is unable to satisfy its repurchase obligations under the stock repurchase program described above, and the Roche Group purchases Shares from FMI or in the open market, the Share Percentage Minimum will be increased by the percentage of the outstanding Shares, on a fully diluted basis, represented by the Shares that the Roche Group was required to purchase at its cost in order to maintain its aggregate percentage ownership in FMI.

In the event that FMI issues any securities and, as a result thereof, the Roche Group beneficially owns less than 50.1% of the outstanding Shares on a fully diluted basis, the restrictions on the Roche Group under the Investor Rights Agreement (including with respect to the agreement to vote the Roche Group’s Shares, the standstill restrictions and the transfer restrictions described below), but not the rights of the Roche Group under the Investor Rights Agreement, will immediately terminate, and the Roche Group will thereafter have the ability to exercise in full its rights as a stockholder of FMI.

Restrictions on Transfer of Shares. Commencing on April 8, 2018, subject to certain exceptions, the Roche Group may not, without the prior consent of a special committee of Disinterested Directors, transfer any Shares to any person or group, if such person or group would beneficially own in excess of 10% of the outstanding Shares following such transfer. Following April 7, 2020, the Roche Group will be permitted to transfer all (but not less than all) of its Shares to a third party that has made an offer to FMI or its stockholders (including pursuant to a tender offer) to purchase all of the outstanding Shares if the price, form of consideration and other terms and conditions of the transfer offered to the Roche Group are the same as (or no more favorable than) the price, form of consideration and other terms and conditions offered to all other stockholders of FMI, other than (i) fair market consideration payable in exchange for entering into restrictive covenants and (ii) commercial agreements (including with respect to transition services) on arm’s-length terms, in each case, as required by the purchaser as a condition to the transaction.

Freedom to Pursue Opportunities. Neither the Roche Group (including the Roche Designees) nor FMI will be generally required to offer a corporate opportunity to the other, and except as agreed in connection with the strategic collaboration between the Roche Group and FMI or as part of the Investor Rights Agreement, there will be no restrictions on FMI’s or the Roche Group’s ability to engage in similar activities or lines of business.

Matters Reserved for Approval of the Disinterested Directors. For as long as there is at least one Roche Designee on the FMI Board, the following actions will require approval of a majority of the Disinterested Directors (or a special committee of Disinterested Directors):

•	any transaction between the Roche Group or any of its affiliates, on the one hand, and FMI or any of its subsidiaries, on the other hand;

•	any enforcement or waiver of the rights of FMI or any of its subsidiaries under any agreement between FMI or any of its subsidiaries, on the one hand, and the Roche Group or any of its affiliates, on the other hand; and

•	any purchase of Shares by the Roche Group or any of its affiliates, except as otherwise expressly set forth in the Investor Rights Agreement.

Confidentiality. The Investor Rights Agreement contains confidentiality obligations for each of FMI and Parent, pursuant to which each agreed, subject to certain exceptions, to keep confidential any non-public information regarding the other party or any of its subsidiaries, affiliates or divisions furnished to such party in connection with Parent’s investment in FMI.

Termination. The Investor Rights Agreement will automatically terminate on the later of the date the Roche Group beneficially owns less than 10% of the outstanding Shares or the date that the Roche Group owns no Registrable Securities (as defined in the Investor Rights Agreement).

Collaboration Agreements

In connection with the Investment and simultaneously with the execution of the 2015 Transaction Agreement, FMI entered into a strategic collaboration with certain affiliates of Parent to develop and commercialize comprehensive molecular information and genomic analysis products for the treatment of cancer patients (the “Collaboration”), pursuant to (a) a Collaboration Agreement (as amended, the “R&D Collaboration Agreement”), by and among FMI, F. Hoffmann-La Roche Ltd (“Roche Basel”), and Hoffmann-La Roche Inc. (collectively with Roche Basel, “Roche Basel/US”), (b) a U.S. Education Collaboration Agreement (the “U.S. Education Collaboration Agreement”), by and between FMI and Genentech, Inc., a wholly-owned subsidiary of Roche (“Genentech”), (c) an Ex-U.S. Commercialization Agreement (as amended and restated, the “Ex-U.S. Commercialization Agreement”), by and between FMI and Roche Basel, and (d) a Binding Term Sheet for an In Vitro Diagnostics (IVD) Agreement (the “IVD Term Sheet”), by and between FMI and Roche Basel, each of which became effective April 7, 2015. In April 2016, FMI entered into a Master IVD Collaboration Agreement (the “IVD Collaboration Agreement”), with Roche Basel and Roche Molecular Systems, Inc. (collectively, “Roche Basel/RMS”), which memorialized in a definitive agreement the principal terms set forth in the IVD Term Sheet. We refer to the R&D Collaboration Agreement, the U.S. Education Collaboration Agreement, the Ex-U.S. Commercialization Agreement, and the Master IVD Collaboration Agreement collectively as the “Collaboration Agreements.” The summary descriptions of the Collaboration Agreements set forth below do not purport to be complete and are qualified in their entirety by reference to the R&D Collaboration Agreement, the U.S. Education Collaboration Agreement, the Ex-U.S. Commercialization Agreement, and the IVD Collaboration Agreement, redacted copies of which are filed as Exhibits (d)(6), (d)(13), (d)(14) and (d)(15), respectively, to this Schedule TO and are hereby incorporated herein by reference. FMI submitted FOIA Confidential Treatment Requests to the SEC pursuant to Rule 24b-2 under the Exchange Act, requesting that it be permitted to redact certain portions of the R&D Collaboration Agreement, the U.S. Education Collaboration Agreement, the Ex-U.S. Commercialization Agreement, and the IVD Collaboration Agreement. The omitted material has been omitted and filed separately with the SEC.

R&D Collaboration Agreement. Pursuant to the R&D Collaboration Agreement, FMI collaborates with Roche Basel/US on multiple programs related to the use and development of products and services for use in molecular information, immunotherapy, ctDNA, and companion diagnostics. These programs are being conducted pursuant to agreed-upon work plans and are subject to the oversight of a joint research and development committee. Under the molecular information platform program, Roche Basel/US is required to pay FMI $85 million over five years, which commenced in April 2015, for the molecular genomic profiling of a minimum number of cancer samples and to access FMI’s molecular information database. FMI could also receive up to approximately $74 million for the scope of activities related to the immunotherapy testing platform program, the ctDNA platform program, and the companion diagnostics platform program. The initial term of the molecular information platform program under the R&D Collaboration Agreement ends in April 2020. However, certain provisions of the R&D Collaboration Agreement may remain in effect after such initial five-year term so long as Roche Basel/US and its affiliates own at least a majority of the outstanding shares of FMI’s common stock. FMI or Roche Basel/US may terminate the R&D Collaboration Agreement in the event of a breach of the agreement by the other party.

U.S. Education Collaboration Agreement. Pursuant to the U.S. Education Collaboration Agreement, FMI and Genentech are conducting an education support program for healthcare professionals and laboratories in the United States regarding the use of next-generation sequencing and comprehensive genomic profiling technology. Genentech develops education materials based upon information related to comprehensive genomic profiling provided by FMI, and FMI and Genentech share the costs related to the education support program activities. In addition, in the event FMI seeks to promote any companion diagnostic product for use with a Genentech therapeutic in the United States, then Genentech has a right of first negotiation, subject to certain conditions, with respect to the co-promotion of such companion diagnostic product. The U.S. Education Collaboration Agreement will remain in effect for five years from April 2015, and either party may terminate the agreement without cause upon three months’ written notice, and either party may terminate in the event of a breach by the other party.

Ex-U.S. Commercialization Agreement. Pursuant to the Ex-U.S. Commercialization Agreement, which was amended and restated in February 2018, Roche Basel has the right, subject to the terms and conditions of such agreement, to commercialize FMI’s existing clinical diagnostic testing products, including FoundationOne, FoundationOneHeme, FoundationACT, FoundationOne CDx, any clinical diagnostic products developed under the R&D Collaboration Agreement, and any other products upon mutual agreement. Roche Basel has the exclusive right to commercialize such products worldwide, excluding the United States, and any countries excluded pursuant to the terms of the agreement. Roche Basel also holds a right of first negotiation with respect to the commercialization of FMI’s future clinical diagnostic products, excluding in vitro diagnostic kit products, companion diagnostic products developed by FMI for third parties, and any standalone data or molecular information products. In connection with the commercial launch of a given product in a given country or region, Roche Basel must, among other things, establish and maintain a dedicated sales force (which is prohibited from promoting, and may not be directly compensated by the sale of, oncology therapeutics), provide marketing messaging for the product that is consistent with FMI’s messaging relating to that product in the United States, and provide customer support for the product. Roche Basel has also agreed to additional regulatory and commercialization obligations relating specifically to FoundationOne CDx. Pursuant to the terms of the agreement, FMI and Roche Basel agreed upon the process by which FoundationOne CDx will replace FoundationOne in each country in the Roche Basel commercialization territory in which FMI determines to commercially launch FoundationOne CDx. In the event that Roche Basel does not satisfy any of its commercial launch or other obligations in a given country, FMI has the right to terminate Roche Basel’s exclusive commercialization rights in such country. Roche Basel also pays agreed upon royalties and commercial milestones for each of the products. Further, if Roche Basel fails to meet certain minimum revenue requirements for FoundationOne, FoundationOneHeme, FoundationACT, or FoundationOneCDx for three consecutive years in a specified country, FMI has the right to terminate Roche Basel’s exclusive commercialization rights in the applicable country. The Ex-U.S. Commercialization Agreement is in effect until April 2020 and may be extended by Roche Basel for additional two-year periods. Roche Basel has the right to terminate the agreement without cause upon six months’ written notice after the initial five-year term, and either party may terminate the agreement in the event of breach by the other party.

IVD Collaboration Agreement. The IVD Collaboration Agreement provides terms for FMI and Roche Basel/RMS to collaborate non-exclusively to develop and commercialize in vitro diagnostic versions of certain of FMI’s existing products, including FoundationOne and FoundationOneHeme, and FMI’s future products, including those developed under the R&D Collaboration Agreement. The IVD Collaboration Agreement expires on April 7, 2020, unless earlier terminated as provided therein. Roche Basel/RMS also has the right, in its sole discretion, to extend the term of the IVD Collaboration Agreement for additional two-year periods of time during any period of time in which Roche Basel/RMS continues to hold at least 50.1% of FMI’s capital stock. Either party may terminate the IVD Collaboration Agreement for an uncured breach of the agreement, or for insolvency or bankruptcy.

Recent Developments. On March 16, 2018, Foundation Medicine announced that Chugai Pharmaceutical Co., Ltd. (“Chugai”), an affiliate of Parent, filed to obtain regulatory approval from the Ministry of Health, Labour and Welfare (MHLW) to promote and sell FoundationOne CDx in Japan. Chugai entered into an agreement with Roche Basel to conduct commercial activities in Japan for FoundationOne CDx and Foundation Medicine’s other comprehensive genomic profiling, or CGP, assays.

On April 26, 2018, Foundation Medicine announced a three-party collaboration with Roche and Dian Diagnostics Group, Co., Ltd. (“Dian”) to integrate Foundation Medicine’s CGP assays into clinical patient care in mainland China. Under the collaboration, Dian is the exclusive clinical sequencing partner in China for FoundationOne, FoundationACT and FoundationOneHeme, enabling the delivery of molecular information services associated with these tests for patients in China. Roche maintains commercial exclusivity for FMI’s molecular information services in China, and in cooperation with Dian continues its current in-county activities to support the broad integration of CGP into clinical care.

Credit Facility

On August 2, 2016, FMI entered into a Credit Facility Agreement (the “Credit Facility”) with Roche Finance Ltd, an affiliate of Parent. On July 31, 2017, the Credit Facility was amended. Under the Credit Facility, as amended, during the three-year period ending on July 31, 2020 (the “Draw Period”), FMI may borrow up to $200 million, of which $80 million was available to FMI immediately, $70 million became available upon the achievement of certain milestones in November 2017, and $50 million will be available upon the achievement of certain additional milestones. During the Draw Period, FMI shall pay the Roche Group quarterly a commitment fee equal to 0.4% of the available balance of the Credit Facility. The proceeds from the Credit Facility are intended to be used for product development and commercialization, corporate development, and working capital management. Loans made under the Credit Facility bear interest at 6.5% per annum. FMI shall pay the Roche Group quarterly during the Draw Period, and for six months thereafter, accrued interest on the outstanding principal of the loans. Beginning six months after the Draw Period and for five years thereafter, FMI shall pay the Roche Group quarterly equal payments of principal, with accrued interest, until maturity of the Credit Facility on February 2, 2026. The Credit Facility is subject to prepayment fees and default interest rates.

The Credit Facility is secured by a lien on all of FMI’s tangible and intangible personal property, including, but not limited to, shares of FMI’s subsidiaries (65% of the equity interests in the case of foreign subsidiaries), intellectual property, insurance, trade and intercompany receivables, inventory and equipment and contract rights, and all proceeds and products thereof (other than certain excluded assets). The Credit Facility contains certain affirmative covenants, including, among others, obligations for FMI to provide monthly and annual financial statements, to meet specified minimum cash requirements, to provide tax gross-up and indemnification protection, and to comply with laws. The Credit Facility also contains certain negative covenants, including, among others, restrictions on FMI’s ability to dispose of certain assets, to acquire another company or business, to encumber or permit liens on certain assets, to incur additional indebtedness (subject to customary exceptions) and to pay dividends on FMI’s common stock. The Credit Facility also provides for a number of events of default, including, among others, defaults due to non-payment, bankruptcy, failure to comply with covenants, breaches of a representation and warranty, change of control, or material adverse effect and judgment defaults.

As of December 31, 2017, FMI had $60 million in borrowings outstanding and $90 million of unused and available credit under the Credit Facility, and as of April 23, 2018, FMI had $90 million in borrowings outstanding and $110 million of unused and available credit under the Credit Facility.

The summary description of the Credit Facility set forth above does not purport to be complete and is qualified in its entirety by reference to the Credit Facility, a copy of which is filed as Exhibit (d)(3) to this Schedule TO and is incorporated herein by reference.

Tax Sharing Agreement

Simultaneously with the execution of the 2015 Transaction Agreement, FMI entered into a Tax Sharing Agreement (the “Tax Sharing Agreement”) with Parent with respect to the inclusion of FMI and its subsidiaries with Parent and/or one or more subsidiaries of Parent in consolidated, combined or unitary income tax groups for certain state and local tax jurisdictions following the 2015 Closing. Pursuant to the Tax Sharing Agreement, FMI and Parent agreed to make payments such that the net amount paid by FMI on account of Parent’s consolidated, combined or unitary taxes in respect of such state and local tax jurisdictions generally will be approximately equal to the amounts that FMI and its subsidiaries would have paid on account of income taxes in such jurisdictions if FMI and its subsidiaries were not related to Parent by stock ownership and filed income tax returns separately from Parent in such jurisdictions.

The summary description of the Tax Sharing Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Tax Sharing Agreement, a copy of which is filed as Exhibit (d)(16) to this Schedule TO and is hereby incorporated herein by reference.

5. Rule 13e-3

Because Purchaser is an affiliate of FMI, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning FMI and certain information relating to the fairness of the Offer, any subsequent merger that may be effected following the consummation of the Offer and the consideration offered to minority stockholders be filed with the SEC and disclosed to minority stockholders prior to consummation of the Offer and such merger. We have provided such information in this Offer to Purchase and a Tender Offer Statement on Schedule TO and the exhibits thereto filed with the SEC pursuant to Rule 14d-3 under the Exchange Act. If the purchase of Shares pursuant to the Offer results in fewer than 300 holders of record of Shares, we intend to file a Form 15 to evidence the termination of FMI’s duty to file reports pursuant to Section 15(d) of the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration are met.

For a description of certain contacts between FMI and Purchaser and its affiliates that were related to the Offer, please see “The Offer—Section 11—Background of the Offer; Contacts with FMI.” Further, please see “The Offer—Section 12— Purpose of the Offer; Plans for FMI; Stockholder Approval; Appraisal Rights” for a description of (a) the purpose the Offer, (b) our plans for FMI, (c) why we do not anticipate seeking the approval of FMI’s stockholders who are unaffiliated with Roche and its affiliates and (d) the availability of appraisal rights in connection with the Offer and the Merger.

6. Conduct of FMI’s Business If the Offer Is Not Consummated

If the Offer is not consummated, we will re-evaluate our options with respect to FMI. In particular, we may, among other things:

•	not take any action at that time, including not purchasing any additional Shares;

•	make a new tender offer (subject to the Investor Rights Agreement); and/or

•	reconsider our support of and collaboration with FMI.

If we were to pursue any of these alternatives, it might take considerably longer for the public stockholders of FMI to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. No assurance can be given that any of such alternatives will be pursued or as to the price per Share that may be paid in any such future acquisition of Shares or the effect any such actions could have on trading price of FMI’s common stock.

7. Recommendation by the Board of Directors of FMI

FMI has represented to Purchaser and Parent in the Merger Agreement that the FMI Board, based on the unanimous recommendation of the Special Committee, at a meeting duly called and held, unanimously (with all directors appointed by Parent or any of its affiliates abstaining) adopted resolutions:

•	approving and determining advisable the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger);

•	determining that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of the stockholders of FMI (other than Roche and its affiliates);

•	resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the merger shall be consummated as soon as practicable following the acceptance time; and

resolving subject to certain terms set forth in the Merger Agreement, to recommend that the stockholders of FMI tender their Shares into the Offer (such recommendation, the “FMI Board Recommendation”). FMI has agreed to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC indicating the approval of the transaction by the FMI Board and recommending that FMI’s stockholders tender their Shares in the Offer.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “—Section 3—Procedures for Tendering Shares” at or prior to the Expiration Time. “Expiration Time” means 12:00 midnight, New York City time, at the end of the day on July 30, 2018, unless extended or earlier terminated, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, expires. No “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) will be available.

The Offer is subject to the conditions set forth in “—Section 15—Conditions to the Offer,” which include, among other things, satisfaction of the Minimum Condition and Regulatory Condition. See “—Section 16—Certain Legal Matters; Regulatory Approvals.” Subject to the satisfaction and waiver of the conditions to the Offer, we will accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time.

Pursuant to the terms of the Merger Agreement, if at the scheduled expiration date of the Offer, including following a prior extension, any condition to the Offer has not been satisfied or waived, we will extend the Offer for one or more consecutive periods of not more than ten business days (or for such longer period as may be agreed to by FMI) until such time as such conditions shall have been satisfied or waived, provided that we will not be required to extend the Offer beyond the earlier of (i) November 18, 2018, and (ii) the date that is ten business days after the date that all conditions to the offer other than the Minimum Condition have been satisfied. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer. See “—Section 4—Withdrawal Rights.”

Purchaser also reserves the right to waive any of the conditions to the Offer and to make any change in the terms of the Offer (in each case, other than the Minimum Condition), provided that FMI’s consent is required for Purchaser to (i) reduce the Offer Price, (ii) change the form of consideration to be paid in the Offer, (iii) decrease the number of Shares subject to the Offer, (iv) add to any of the conditions described in “—Section 15—Conditions to the Offer,” (v) terminate, or extend or otherwise change the Expiration Time, except as described under “Section 13—The Merger Agreement—Extensions of the Offer” below, or (vi) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares.

If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

As soon as practicable after the closing of the Offer (and in any event within two business days), Purchaser and Parent expect to complete the Merger without a vote of the stockholders of FMI pursuant to Section 251(h) of the DGCL. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

FMI has provided us with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions to the Offer, we will accept for payment and pay for, promptly after the Expiration Time, all Shares validly tendered and not validly withdrawn prior to the Expiration Time. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, see “—Section 16—Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined below)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (defined in “—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) and (iii) any other required documents. For a description of the procedures for tendering Shares pursuant to the Offer, see “—Section 3—Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For the purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates)

representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3—Procedures for Tendering Shares,” the Shares will be credited to an account maintained at the Depository Trust Company (the “Book-Entry Transfer Facility”)), promptly following the expiration, termination or withdrawal of the Offer.

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3. Procedures for Tendering Shares

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered, (ii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Book-Entry Delivery

The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Time; and

•	the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Backup Withholding

Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 24%) from any payments made to U.S. persons pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate Internal Revenue Service Form W-8.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of FMI’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of FMI’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

4. Withdrawal Rights

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after August 31, 2018, which is 60 days from the date of the commencement of the Offer.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “—Section 3—Procedures for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.

5. Certain U.S. Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who exchange Shares pursuant to the Offer or the Merger, and is based upon present law (which may change, possibly with retroactive effect). This summary does not purport to be a comprehensive analysis or description of all potential U.S. federal income consequences of the Offer and the Merger. Due to the individual nature of tax consequences, you are urged to consult your tax advisor as to the specific tax consequences to you of the exchange of Shares pursuant to the Offer or the Merger, including the effects of applicable state, local, foreign and other tax laws. The following discussion applies only if you hold your Shares as a capital asset and may not apply if you acquired your Shares pursuant to the exercise of stock options or are a person otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended (the “Code”), including stockholders that actually or constructively own more than 5% of the Shares and certain former citizens or residents of the United States.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to certain U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a domestic corporation for U.S. federal income tax purposes), an estate that is subject to U.S. federal income tax on its worldwide income from all sources and a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”). If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or the Merger.

Your exchange of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, if you exchange Shares pursuant to the Offer or the Merger, you will recognize gain or loss equal to the difference between the adjusted tax basis of your Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) exchanged pursuant to the Offer or the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the exchange of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

Payments made to a Non-U.S. Holder with respect to Shares exchanged in the Offer or the Merger generally will not be subject to U.S. federal income tax, unless (i) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (x) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9 and (y) if the Non-U.S. Holder is a corporation, it may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year.

Information Reporting and Backup Withholding

Proceeds from the sale of Shares pursuant to the Offer or the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 24%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided, that the required information is timely furnished to the Internal Revenue Service. See “—Section 3—Procedures for Tendering Shares—Backup Withholding.”

6. Price Range of Shares; Dividends

The Shares are listed and principally traded on NASDAQ under the symbol “FMI.” The following table sets forth the high and low closing prices per Share on NASDAQ each quarter during FMI’s fiscal years ended December 31, 2016 and December 31, 2017, as reported in FMI’s Annual Report on Form 10-K for the period ended December 31, 2017 (the “FMI 10-K”), and thereafter, as reported in published financial sources:

	High	Low
	($)
2016
First Quarter	19.79	13.71
Second Quarter	21.53	15.23
Third Quarter	25.10	19.03
Fourth Quarter	24.30	17.70
2017
First Quarter	32.05	17.80
Second Quarter	42.75	30.35
Third Quarter	41.80	33.30
Fourth Quarter	68.85	38.90
2018
First Quarter	$86.15	62.60
Second Quarter (through June 18, 2018)	$107.15	69.95

FMI does not pay cash dividends on the Shares and, under the terms of the Merger Agreement, FMI is not permitted to declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Shares. If we acquire control of FMI, we currently intend that no dividends will be declared on the Shares prior to the Merger Effective Time.

On June 18, 2018, the last full trading day before the announcement of the Merger Agreement, the Merger and the Offer, the highest reported intraday sale price per Share on NASDAQ was $106.60 in published financial sources. Between June 18, 2018 and June 29, 2018, the highest daily intraday sale price per Share on NASDAQ ranged between $106.60 and $137.20. On June 29, 2018, the last full trading day before the date of this Offer to Purchase, the highest reported intraday sale price per Share on NASDAQ was $136.70. Please obtain a recent quotation for the Shares before deciding whether or not to tender.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Assuming the Minimum Condition is satisfied and we purchase the Shares in the Offer, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between consummation of the Offer and consummation of the Merger.

Possible Effects of the Offer on the Market for the Shares

While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (FMI, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any person who has properly exercised his appraisal rights under Section 262 of the DGCL) will receive cash in an amount equal to the price per Share paid in the Offer.

Stock Exchange Listing

While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NASDAQ Global Select Market, the NASDAQ Global Market or the NASDAQ Capital Market. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on any such NASDAQ market, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on any such NASDAQ market if, among other things, (i) the number of publicly held Shares were less than 750,000, (ii) the aggregate market value of the publicly held Shares were less than $5,000,000 or (iii) there were fewer than 400 stockholders.

If NASDAQ were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of FMI to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of FMI subject to registration, would substantially reduce the information required to be furnished by FMI to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions, no longer applicable to FMI. Furthermore, “affiliates” of FMI and persons holding “restricted securities” of FMI may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing.

Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as soon as practicable, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of FMI’s reporting obligations under the Exchange Act.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning FMI

The information concerning FMI contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.

According to the FMI 10-K, FMI was incorporated in Delaware in 2009. FMI’s principal executive offices are located at 150 Second Street, Cambridge, MA, 02141. The telephone number of FMI’s principal executive offices is (617) 418-2200.

The following description of FMI and its business has been taken from the FMI 10-K, and is qualified in its entirety by reference to the FMI 10-K. FMI is a commercial-stage company focused on the research, development and commercialization of targeted oncology treatments based on molecular genomic information. FMI derives revenue from selling products enabled by its molecular information platform to physicians and biopharmaceutical companies. FMI’s platform includes proprietary methods and algorithms for analyzing tumor tissue samples across various types of cancer, as well as information aggregation and reporting capabilities. FMI’s products provide genomic information about each patient’s individual cancer, enabling physicians to optimize treatments in clinical practice and enabling biopharmaceutical companies to develop targeted oncology therapies more effectively. FMI’s first clinical products, FoundationOne, for solid tumors, and FoundationOne Heme, for blood-based cancers, or hematologic malignancies, including leukemia, lymphoma, and myeloma, and certain sarcomas and pediatric cancers, provide comprehensive molecular information products designed for use in the routine care of patients with cancer.

Financial Information

The following table sets forth summary historical consolidated financial data for FMI as of and for each of the years ended December 31, 2016 and 2017 and as of and for each of the three months ended March 31, 2018 and 2017. The selected financial data and the per Share data set forth below are extracted from, and should be read in conjunction with, the consolidated financial statements and other financial information contained in FMI’s Quarterly Report on Form 10-Q for the period ended March 31, 2018 (the “FMI 10-Q”) and the FMI 10-K. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operation) and other documents filed by FMI with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. The financial statements included as Item 8 of the FMI 10-K and Item 1 of Part I in the FMI 10-Q are hereby incorporated by reference in this Offer to Purchase. The reports may be examined, and copies may be obtained from the SEC in the manner described under “Additional Information” below.

	Year Ended December 31,		Three Months Ended March 31,
	2017	2016	2018	2017
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue:
Molecular information services	$91,695	$60,255	$31,943	$15,594
Related-party molecular information services from Roche	25,458	21,493	14,648	5,504
Pharma research and development services	10,922	13,133	4,782	1,087
Related-party pharma research and development services from Roche	24,828	21,984	1,467	4,143

Total revenue	152,903	116,865	52,840	26,328

	Year Ended December 31,		Three Months Ended March 31,
	2017	2016	2018	2017
	(in thousands, except share and per share data)
Costs and expenses:
Cost of molecular information services	$76,256	$52,978	$21,279	$17,117
Cost of related-party molecular information services from Roche	9,014	3,770	5,948	900
Selling and marketing	66,727	57,951	17,480	16,436
General and administrative	70,340	48,611	20,695	15,277
Research and development	91,509	67,371	23,859	23,285

Total costs and expenses	313,846	230,681	89,261	73,015

Loss from operations	(160,943)	(113,816)	(36,421)	(46,687)
Interest (expense) income, net	(727)	624	(994)	90
Other income (expense), net	204	—	—	144

Net loss	(161,466)	(113,192)	(37,415)	(46,453)

Accretion of convertible preferred stock	—	—	—	—

Net loss applicable to common stockholders	$(161,466)	$(113,192)	$(37,415)	$(46,453)

Net loss per common share, basic and diluted	$(4.50)	$(3.25)	$(1.02)	$(1.31)

Weighted average common shares outstanding, basic and diluted	35,877,678	34,794,347	36,792,980	35,426,296

	December 31,		March 31,
	2017	2016	2018	2017
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$71,404	$143,019	$60,293	$99,051
Working capital	57,376	128,270	73,266	91,103
Total assets	169,003	214,035	177,165	168,554
Indebtedness to Roche—non-current	60,000	—	90,000	—
Accumulated deficit	(506,349)	(344,808)	(525,472)	(391,336)
Total stockholders’ equity	$31,668	$164,846	$18,896	$126,317

	Year Ended December 31,		Three Months Ended March 31,
	2017	2016	2018	2017
Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A

Due to FMI’s net losses for the years ended December 31, 2017 and 2016 and for the three months ended March 31, 2018 and 2017, earnings were insufficient to cover fixed charges for such periods and FMI is unable to disclose a ratio of earnings to fixed charges for such periods. The dollar amount of the deficiency in earnings available for fixed charges for the years ended December 31, 2017 and 2016 and the three months ended March 31, 2018 and 2017 was approximately $161.5 million, $113.2 million, $37.4 million, and $46.5 million, respectively.

Certain Information Concerning FMI Management Long-Range Plan

FMI has advised Purchaser that it does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. In connection with internal FMI Board meetings, which the Roche Designees (as defined below) participated in, Parent and its affiliates regularly receive a variety of nonpublic financial, operating and other forward-looking information from FMI in the ordinary course of business.

In connection with internal FMI Board meetings, which the Roche Designees participated in, FMI provided certain prospective financial information to Purchaser that was prepared by FMI’s management in connection with FMI’s long-range planning process (the “Projections”). FMI has advised Purchaser that this long-range plan contains aspirational projections based on numerous assumptions, and does not include risk adjustments related to projected market conditions, potential delays in reimbursement coverage, timing of market adoption of FMI’s products and services, or similar matters. The information provided to Purchaser included the following non-risk adjusted financial modeling:

April 2018 LRP Projections
(in millions)
	2018E	2019E	2020E	2021E	2022E
Total Revenue	$287	$451	$603	$764	$892
Cost of Goods Sold	(133)	(151)	(189)	(224)	(249)
Gross Margin	154	300	413	540	643
Operating Expenses	(269)	(300)	(330)	(360)	(388)
EBIT(1)	(116)	0	83	181	255

(1)	“EBIT” means operating profit or loss before interest and taxes.

June 2018 LRP Projections
(in millions)
	2018E	2019E	2020E	2021E
Total Revenue	$287	$452	$605	$767
Cost of Goods Sold	(133)	(158)	(201)	(237)
Gross Margin	154	294	404	530
Operating Expenses	(283)	(318)	(361)	(402)
EBIT(1)	(130)	(23)	43	128

(1)	“EBIT” means operating profit or loss before interest and taxes.

The inclusion of the Projections in this Offer to Purchase should not be regarded as an indication that any of Purchaser, FMI or their respective affiliates or representatives consider the Projections to be material information of FMI or necessarily predictive of actual future events, and the Projections should not be relied upon as such.

FMI has advised Purchaser that the Projections were developed under the assumption of FMI’s continued standalone operation and did not give effect to any changes or expenses as a result of the transactions contemplated by the Offer and the Merger or reflect any effects of the Offer and the Merger or the effect of the failure of the Offer and the Merger to be consummated. FMI has advised Purchaser that the Projections were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). FMI has advised Purchaser that neither FMI’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The summaries of the Projections are included solely to give FMI stockholders access to certain financial projections that were made available to Purchaser and are not being included in this Offer to Purchase to influence any FMI stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

FMI has advised Purchaser that the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of FMI’s management. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Projections were based (which were made by FMI, and not all of which were provided to Purchaser) necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond FMI’s control. FMI has advised Purchaser that the Projections also reflect assumptions (which were made by FMI, and not all of which were provided to Purchaser) as to certain business decisions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on, among other things, actual results, revised prospects for FMI’s business and changes in market conditions. For a more detailed description of the limitations on and uncertainties inherent in the Projections, see FMI’s Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9.

Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the summaries of the Projections in this Offer to Purchase should not be regarded as an indication that Purchaser, FMI or any of their respective affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and such summaries should not be relied upon as such. None of FMI, Purchaser or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. FMI has advised Purchaser that it does not intend to make publicly available any update or other revision to the Projections, except as otherwise required by law. None of FMI, Purchaser or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any FMI stockholder or other person regarding the ultimate performance of FMI compared to the information contained in this summary or that the Projections will be achieved. FMI has made no representation to Purchaser, in the Transaction Agreement or otherwise, concerning the Projections.

Certain of the projected financial information set forth above may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by FMI may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in the Projections, FMI stockholders are cautioned not to place undue, if any, reliance on the projected financial information included above. These Projections are not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth below.

Additional Information

FMI is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. FMI’s filings are also available to the public from commercial document retrieval services and at the SEC’s website at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of the Offer to Purchase.

9. Certain Information Concerning Purchaser and Parent

We are a Delaware corporation incorporated on June 15, 2018, with principal executive offices at Tax Department, 1 DNA Way, Bldg. 82—MS24, South San Francisco, California 94080. The telephone number of our principal executive offices is (650) 225-7893. To date, we have engaged in no activities other than those incidental to our formation and the Offer.

Parent is a Delaware corporation, with principal executive offices at Tax Department, 1 DNA Way, Bldg. 82—MS24, South San Francisco, California 94080. The telephone number of its principal executive offices is (650) 225-7893. Parent is an indirect subsidiary of Roche, which through its subsidiaries, engages primarily in the development, manufacture, marketing and sales of pharmaceuticals and diagnostics. Headquartered in Basel, Switzerland, Roche is a leader in research-focused healthcare with combined strengths in pharmaceuticals and diagnostics. Roche is the world’s largest biotech company, with truly differentiated medicines in oncology, immunology, infectious diseases, ophthalmology and neuroscience. Roche is also the world leader in in vitro diagnostics and tissue-based cancer diagnostics, and a frontrunner in diabetes management. Roche’s personalized healthcare strategy aims at providing medicines and diagnostics that enable tangible improvements in the health, quality of life and survival of patients. Founded in 1896, Roche has been making important contributions to global health for more than a century. Thirty medicines developed by Roche are included in the World Health Organization Model Lists of Essential Medicines, among them life-saving antibiotics, antimalarials and chemotherapy. In 2017, the last year for which data is currently available, Roche employed about 94,000 people worldwide, invested 10.4 billion Swiss francs in R&D and posted sales of 53.3 billion Swiss francs. Genentech, in the United States, is a wholly owned member of Roche. Roche is the majority shareholder in Chugai Pharmaceutical, Japan. For more information, please visit www.roche.com.

The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) we, through Roche and its controlled affiliates, will have sufficient funds to purchase all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as promptly as practicable following the closing of the Offer, (iii) consummation of the Offer is not subject to any financing condition, and (iv) if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent has filed electronically with the SEC.

The Purchaser and Parent have made no arrangements in connection with the Offer to provide holders of Shares access to our corporate files or to obtain counsel or appraisal services at our expense. For a discussion of appraisal rights, see “The Offer—Section 12— Purpose of the Offer; Plans for FMI; Stockholder Approval; Appraisal Rights.”

10. Source and Amount of Funds

We estimate that we will need approximately $2.4 billion to purchase all Shares pursuant to the Offer and the Merger, to pay all amounts in respect of outstanding FMI Stock Options and FMI RSUs held by FMI employees, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Roche and its controlled affiliates expect to contribute or otherwise advance to us the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses. It is anticipated that all of such funds will be obtained from Roche’s or its controlled affiliates’ general corporate funds, commercial paper lines and/or the issuance of new bonds. Neither we nor Roche has any alternative financing plans or arrangements.

The Offer is not conditioned upon any financing arrangements or subject to a financing condition.

11. Background of the Offer; Contacts with FMI

The information set forth below regarding FMI not involving Parent or Purchaser was provided by FMI, and none of Parent, Purchaser or any of their affiliates or representatives assumes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser or any of their affiliates or representatives participated.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation between us and FMI.

In 2012, Roche Finance Ltd, an affiliate of Roche Holdings, purchased 2,212,389 shares of FMI’s Series B Preferred Stock, which converted into 553,097 shares upon the closing of FMI’s initial public offering in 2013.

On January 12, 2015, FMI announced a broad strategic collaboration with Parent and certain of its affiliates to further advance FMI’s leadership position in genomic analysis and molecular information solutions in oncology. The collaboration included a research and development collaboration, an ex-U.S. commercial collaboration, a U.S. educational support collaboration and an equity investment in our company by Roche Holdings. The equity investment consisted of (1) a primary investment by Roche Holdings of $250 million in cash to purchase newly issued shares of FMI common stock at a price of $50.00 per share, and (2) the commencement by Roche Holdings of a tender offer to purchase additional shares of FMI outstanding common stock directly from FMI stockholders.

On April 7, 2015, Roche Holdings acquired 15,604,288 shares of FMI common stock in the tender offer for aggregate consideration of approximately $780 million and completed its primary investment in FMI of $250 million in cash to purchase an additional 5,000,000 newly issued shares. Immediately following the closing, Roche Holdings and its affiliates owned approximately 61.3% of FMI outstanding shares of common stock. Notwithstanding Roche Holdings’ investment, Foundation Medicine remained an independent public company with the same management team as before the investment, with Roche Holdings having the right to designate a minority of the directors on our Board pursuant to an Investor Rights Agreement entered into between our company and Roche Holdings in connection with the investment.

The Investor Rights Agreement includes certain standstill provisions restricting the ability of Roche Holdings to acquire additional shares of common stock in FMI. The Investor Rights Agreement provided that, for a period of three years ending on April 7, 2018 (which we refer to as the “Restricted Period”), Roche Holdings was restricted from acquiring any additional shares of FMI common stock, except in order to offset dilution and maintain its aggregate percentage ownership in FMI at no less than 50.5% of the outstanding shares of FMI common stock on a fully diluted basis. Following the Restricted Period, Roche Holdings would be permitted to make an offer to purchase all remaining shares of FMI common stock held by the other stockholders of FMI (which we refer to as a “Buyout Offer”). Prior to April 7, 2020, any Buyout Offer from Roche Holdings would be required to be made on a confidential basis, subject to the review, evaluation and approval of a special committee of independent directors who are unaffiliated with Roche Holdings and are not officers or employees of FMI, and subject to a non-waivable condition that a majority of the shares of FMI common stock held by stockholders not affiliated with Roche Holdings approve the Buyout Offer. From and after April 7, 2020, any Buyout Offer could be made directly to FMI stockholders without the review, evaluation or approval of the FMI Board or a committee of the Board, as long as the Buyout Offer is subject to the non-waivable condition that a majority of the shares of FMI common stock held by stockholders not affiliated with Roche Holdings approve the offer.

On April 2, 2018, Troy Cox, the President and Chief Executive Officer of FMI, had a telephone call with Daniel O’Day, Chief Executive Officer of Roche Pharmaceuticals and one of the Roche-designated directors on the FMI Board, during which Mr. O’Day indicated that Roche Holdings had not made a decision as to whether to pursue a Buyout Offer following expiration of the Restricted Period. Mr. O’Day also noted that Roche Holdings had no interest in selling any shares of FMI common stock that it currently owned.

On June 15, 2018, following the close of the U.S. stock markets, Mr. O’Day contacted Michael Pellini, M.D., Chairman of the FMI Board of Directors, to inform him that Roche Holdings would be submitting a non-binding offer to acquire 100% of the outstanding shares of FMI common stock not owned by Roche Holdings at a purchase price of $133.00 per share in cash. During the conversation, Mr. O’Day indicated that Roche Holdings had a strong preference to sign a transaction before the legally required public disclosure of its proposal. The offer from Roche Holdings represented a 30.5% premium to the closing price of FMI common stock on June 15, 2018, which was $101.95.

Following this telephone call, Mr. O’Day sent a non-binding offer to Dr. Pellini consisting of an offer letter, a draft Merger Agreement to effect the acquisition, and a form of tender and support agreement that Roche Holdings proposed be executed by the directors and executive officers of FMI. The letter noted that (1) consistent with the Investor Rights Agreement, Roche Holdings was conditioning the proposed transaction on the affirmative approval of a special committee of independent, disinterested directors and a non-waivable condition requiring the approval of stockholders holding a majority of the shares of FMI common stock not owned by Roche Holdings and its affiliates, and (2) Roche Holdings would not proceed with any transaction that did not satisfy these two conditions. In accordance with the offer letter, the draft Merger Agreement contained a requirement that consummation of the proposed tender offer be conditioned upon the tender of a majority of the shares of FMI outstanding common stock not owned by Roche Holdings and its affiliates. In addition, the letter indicated that Roche Holdings was interested only in acquiring the shares in FMI not already owned by Roche Holdings and that it had no interest in selling any of the shares of FMI common stock that it owned, nor would Roche Holdings support any alternative sale, merger or similar transaction involving FMI. The letter also noted that, while Roche Holdings would prefer to keep its proposal confidential throughout negotiations, it would be required to promptly file an amendment to its Schedule 13D and issue a press release regarding the proposal as required by federal securities laws and Swiss regulations. As of the date of submission of the proposal, Roche Holdings and its affiliates owned approximately 56.6% of FMI’s outstanding shares of common stock.

On June 17, 2018, in the morning, Goodwin Procter LLP (“Goodwin”) distributed a revised draft of the Merger Agreement to Davis Polk & Wardwell LLP (“Davis Polk”), counsel to Roche Holdings. Shortly thereafter, representatives from Roche Holdings’ financial advisor, Citigroup Global Markets Inc. (“Citi”) contacted representatives from Goldman Sachs and indicated that Roche Holdings would be discussing the Special Committee’s request for a price increase later in the morning.

Subsequently on June 17, 2018, representatives from Citi contacted representatives from Goldman Sachs and indicated that Roche Holdings needed additional time to consider the Special Committee’s request for a price increase and review the status of the negotiations regarding the Merger Agreement before engaging in further price discussions.

Later that afternoon, representatives of Davis Polk and Goodwin discussed the open issues with respect to the draft Merger Agreement, including (1) Roche Holdings’ request for tender and support agreements from FMI’s directors and executive officers, (2) the scope of FMI’s representations and warranties, (3) the treatment of outstanding equity awards held by FMI employees, (4) the covenants related to potential regulatory approvals required to complete the transaction, (5) the rights of the FMI Board to change its recommendation and terminate the Merger Agreement, and (6) the termination fee equal to 3% of total equity value that Roche Holdings requested that we pay under certain circumstances. The representatives of Davis Polk and Goodwin also discussed due diligence matters.

On June 17, 2018, in the evening, representatives from Goldman Sachs, at the direction of the Special Committee, contacted representatives from Citi and made the request that Roche Holdings increase the per share price being offered to $147.50. The representatives from Citi indicated that they would relay the request to Roche Holdings, but again noted that Roche Holdings believed its initial proposal was a fair and compelling offer to the unaffiliated stockholders.

Later during the evening of June 17, 2018, representatives from Citi contacted representatives from Goldman Sachs and indicated that Roche Holdings would be discussing the Special Committee’s price proposal in the morning as part of a review of the overall status of the negotiations.

Further on June 17, 2018, Davis Polk distributed a revised draft of the Merger Agreement to Goodwin, and thereafter, Goodwin provided a further draft to Davis Polk on the morning of June 18, 2018. During the day on June 18, 2018, the representatives from Goodwin and Davis Polk continued to discuss the terms of the Merger Agreement, which resulted in, among other things, (1) the elimination of the requirement that FMI directors and executive officers enter into tender and support agreements with Roche Holdings and (2) a decrease in the size of the termination fee payable by Foundation Medicine under certain circumstances to 1.5% of the value of the equity not owned by Roche Holdings. Also during the day on June 18, 2018, the parties and their advisors had discussions, and Foundation Medicine provided answers to numerous questions posed by Roche Holdings and its advisors, regarding due diligence matters.

On June 18, 2018, in the morning, Mr. O’Day and Mr. Dougherty had a conversation regarding the status of negotiations generally, including the Special Committee’s request for a price increase to $147.50. No specific price proposals were made during this call, but Mr. O’Day again noted Roche Holdings’ belief that its initial proposal was a fair and compelling offer to the unaffiliated stockholders.

Subsequent to this discussion, Mr. Dougherty and Dr. Pellini had an initial telephone conversation with Mr. O’Day to discuss the treatment of the equity awards held by FMI employees in the proposed transaction and related employee retention matters. Discussion among Messrs. Dougherty and O’Day and Dr. Pellini regarding these matters continued during the day as part of the negotiation of the terms of the Merger Agreement, and resulted in the implementation of Roche Holdings’ initial proposal regarding the treatment of employee equity awards.

Later on June 18, 2018, Mr. Dougherty had telephone calls with Mr. O’Day to discuss the per share price being offered. Mr. O’Day offered $135.00 per share, and Mr. Dougherty indicated that this increase in the price was not sufficient. The two agreed to have a further conversation after discussing with their respective constituencies.

Following the meeting, Mr. Dougherty had a telephone call with Mr. O’Day to further discuss the per share price being offered. During that call, Mr. O’Day offered $136.00 per share, and after discussion and negotiation, Messrs. Dougherty and O’Day ultimately agreed on a price of $137.00.

Later on June 18, 2018, Foundation Medicine and Roche Holdings executed the Merger Agreement. Prior to the open of trading on June 19, 2018 in both Europe and the United States, each of Foundation Medicine and Roche Holdings issued a press release announcing the transaction.

On July 2, 2018, we commenced the Offer and Foundation Medicine filed this Schedule TO.

12. Purpose of the Offer; Plans for FMI; Effects of the Offer; Stockholder Approval; Appraisal Rights

Purpose of the Offer; Plans for FMI

The purpose of the Offer and the Merger is for Parent to acquire the entire equity interest in FMI. The Offer, as the first of two steps in the acquisition of FMI, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of FMI not purchased pursuant to the Offer or otherwise and to cause FMI to become a wholly owned subsidiary of Parent. As an alternative to the Offer and the Merger, we had discussions with FMI regarding financing.

We currently intend, as soon as practicable after consummation of the Offer to consummate the Merger pursuant to the Merger Agreement. As described in “—Section 13—The Merger Agreement—The Merger”, the Shares acquired in the Offer will be canceled in the Merger and the capital stock of FMI as the surviving corporation will be the capital stock of Purchaser. Following the Merger, Parent, Purchaser and FMI will use their commercially reasonable efforts to ensure that the directors of Purchaser immediately prior to the Merger Effective Time will be the directors of FMI as the surviving corporation, and the officers of FMI immediately prior to the Merger Effective Time will be the officers of FMI as the surviving corporation. See “—Section 13—The Merger Agreement—The Merger.” Upon completion of the Merger, the Shares currently listed on the NASDAQ will cease to be listed on the NASDAQ and will subsequently be deregistered under the Exchange Act.

If you sell your Shares in the Offer, you will cease to have any equity interest in FMI or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in FMI. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of FMI.

Roche and Parent intend to conduct a comprehensive review of FMI’s business, operations, capitalization and management. Accordingly, we are not in a position to discuss specific plans and timelines at this time. However, we do plan for FMI to remain an autonomous company, maintaining its own organization, executive management and board of directors and reporting directly to the CEO of Roche Pharmaceuticals. Our key focus with respect to FMI is accelerating progress by driving the broad availability of FMI’s comprehensive genomic profiling platform and exploring new opportunities.

If, for any reason following completion of the Offer, the Merger is not consummated, Parent, Purchaser and their affiliates reserve the right, subject to the Investor Rights Agreement, to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them. In the event that the Merger is not consummated, then the Investor Rights Agreement will remain in place in accordance with its terms.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving FMI or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any change in the FMI Board or management, (iii) any material change in the FMI’s capitalization or dividend policy, (iv) any other material change in FMI’s corporate structure or business, (v) any class of equity securities of FMI being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vi) any class of equity securities of FMI becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Effects of the Offer

If the Offer is consummated, the interest of Roche in FMI’s net book value and net earnings would increase in proportion to the number of Shares acquired in the Offer. If a merger is consummated, Roche’s indirect interest in such items would increase to 100%, and Roche would be entitled to all benefits resulting from that interest, including all income generated by FMI’s operations and any future increase in FMI’s value. Former stockholders would thereafter have no opportunity to participate in the earnings and growth of FMI and would not have any right to vote on corporate matters. Similarly, after any such merger, Roche would also bear the entire risk of losses generated by FMI’s operations and any decrease in the value of FMI, and former stockholders would not face the risk of losses generated by FMI’s operations or decline in the value of FMI.

No Stockholder Approval

If the Offer is consummated, we do not anticipate seeking the approval of FMI’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of FMI stockholders, in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, pursuant to the DGCL, stockholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their Shares by the Court of Chancery of the State of Delaware and to receive a cash payment of the “fair value” of their Shares as of the Effective Time of the Merger as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares may be more than, less than, or equal to the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to seek appraisal of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, a stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to FMI a written demand for appraisal of Shares held, which demand must reasonably inform FMI of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger, should review the Schedule 14D-9 and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of FMI’s stockholders to appraisal rights under the DGCL in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the stockholders of FMI desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is set forth in Schedule II hereto.

13. The Merger Agreement

The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO and is incorporated herein by reference. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, FMI or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Roche’s or FMI’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, FMI or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent, its affiliates and FMI publicly file.

The Offer

Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser has agreed to commence a cash tender offer (as promptly as practicable, but in no event later than July 2, 2018) for all of the Shares at a purchase price of $137.00 per Share, net to the seller of such Shares in cash, without interest and less any required withholding taxes. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction of the Minimum Condition, the Regulatory Condition and the satisfaction or waiver of the other conditions set forth in “—Section 15—Conditions to the Offer.” Purchaser expressly reserves the right to waive any of the conditions to the Offer or modify the terms of the Offer, except that, without the consent of FMI, it will not:

•	decrease the Offer Price;

•	change the form of consideration to be paid in the Offer;

•	decrease the number of Shares subject to the Offer;

•	add to any of the conditions described in “—Section 15—Conditions to the Offer” or amend, modify or supplement any such condition in any manner adverse to any holders of Shares;

•	extend or otherwise change the Expiration Time, except as described under “The Offer—Section 13—The Merger Agreement—Extensions of the Offer”; or

•	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares.

Extensions of the Offer

The Merger Agreement requires that Purchaser extend the Offer for one or more consecutive periods of not more than ten business days (or for such longer period as may be agreed to by FMI) until such time as such conditions shall have been satisfied or waived, provided that Purchaser will not be required to extend the Offer beyond the earlier of (i) November 18, 2018, and (ii) the date that is ten business days after the date that all conditions to the offer other than the Minimum Condition have been satisfied. In addition, we will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff that is applicable to the Offer.

The Merger Agreement obligates Purchaser, subject to the satisfaction or waiver of the conditions set forth in “—Section 15—Conditions to the Offer,” to accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time.

The Merger

As soon as practicable following the consummation of the Offer, and unless applicable law prohibits or makes illegal the consummation of the Merger, Purchaser will merge with and into FMI, and FMI will survive as a wholly owned subsidiary of Parent. At the Merger Effective Time, any Shares not purchased pursuant to the Offer (other than Shares owned by FMI, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be automatically converted into the right to receive, in cash and without interest, less any required withholding taxes, an amount equal to the Offer Price.

The certificate of incorporation of FMI as in effect immediately prior to the Merger Effective Time will be amended by virtue of the Merger at the effective time of the Merger to be identical to the certificate of incorporation included as Annex II to the Merger Agreement. The bylaws of Purchaser as in effect immediately prior to the Merger Effective Time will be the bylaws of FMI as the surviving corporation. Parent, Purchaser and FMI will use their commercially reasonable efforts to ensure that the directors of Purchaser immediately prior to the Merger Effective Time will be the directors of FMI as the surviving corporation until their respective successors are duly elected or appointed and qualified, as the case may be. The officers of FMI immediately prior to the Merger Effective Time will be the officers of FMI as the surviving corporation until their respective successors are duly elected or appointed and qualified, as the case may be.

The Merger Agreement provides the Merger will be governed by Section 251(h) of the DGCL and will be effected without a vote of FMI stockholders.

FMI Stock Options

The Merger Agreement provides that prior to the Merger Effective Time, FMI will take all actions as are reasonably necessary to effectuate the following treatment of FMI Stock Options (including obtaining consents from award holders and making any amendments to the terms of the applicable FMI Stock Plan and award agreement governing such FMI Stock Options in accordance with applicable law and such applicable FMI Stock Plan and award agreement):

•	At the Merger Effective Time, each vested FMI Stock Option, whether or not exercisable, will be canceled and converted into the right to receive an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price over (2) the applicable exercise price per Share of such FMI Stock Option, multiplied by (B) the total number of Shares subject to such FMI Stock Option, without interest and less any required withholding taxes; and

•	At the Merger Effective Time, each unvested FMI Stock Option will be canceled and converted into a right entitling the holder of such FMI Stock Option to receive an amount in cash equal to the product of (A) the excess, if any, of (1) the Offer Price minus (2) the applicable exercise price per Share of such FMI Stock Option, multiplied by (B) the total number of Shares subject to such FMI Stock Option (the “Unvested Option Consideration”), without interest and less any required withholding taxes. The Unvested Option Consideration will not be paid at the Merger Effective Time, but instead payment thereof will be subject to the holder remaining continuously employed with the Purchaser (or an affiliate thereof) for the original vesting schedule and the satisfaction of the other original vesting conditions applicable to the underlying unvested FMI Stock Option in accordance with its terms. On the first regular payroll date following the month in which the vesting conditions underlying any Unvested Option Consideration are satisfied, Parent will cause the Purchaser to pay the per Share Unvested Option Consideration (subject to any required withholding taxes) to such holders who have satisfied the applicable vesting conditions as of the applicable vesting date.

In addition, FMI will take all actions as are reasonably necessary to terminate, effective as of immediately prior to the Merger Effective Time, the applicable FMI Stock Plan governing such FMI Stock Options.

FMI Restricted Stock Units

The Merger Agreement provides that prior to the Merger Effective Time, FMI will take all actions as are reasonably necessary to effectuate the following treatment of FMI RSUs (including obtaining consents from award holders and making any amendments to the terms of the applicable FMI Stock Plan and award agreement governing such FMI RSUs in accordance with applicable law and such applicable FMI Stock Plan and award agreement):

•	At the Merger Effective Time, each vested FMI RSU will be canceled and FMI will pay the holder of any such FMI RSU at or promptly after the Merger Effective Time an amount in cash equal to the product of (A) the Offer Price multiplied by (B) the number of Shares represented by such FMI RSU; and

•	At the Merger Effective Time, each unvested FMI RSU will be canceled and converted into the right to receive an amount in cash equal to the product of (A) the Offer Price multiplied by (B) the number of Shares represented by such FMI RSU (the “Unvested RSU Consideration”), without interest and less any required withholding taxes. The Unvested RSU Consideration will not be paid at the Merger Effective Time, but instead payment thereof will be subject to the holder remaining continuously employed with the Purchaser (or an affiliate thereof) for the original vesting schedule and the satisfaction of the other original vesting conditions applicable to the underlying unvested FMI RSU in accordance with its terms. On the first regular payroll date following the month in which the vesting conditions underlying any Unvested RSU Consideration are satisfied, Parent will cause the Purchaser to pay the per Share Unvested RSU Consideration (subject to any required withholding taxes) to such holders who had satisfied the applicable vesting conditions as of the applicable vesting date.

In addition, FMI will take all actions as are reasonably necessary to terminate, effective as of immediately prior to the Merger Effective Time, the applicable FMI Stock Plan governing such FMI RSUs.

FMI Employee Stock Purchase Plan

The Merger Agreement provides that prior to the closing of the Offer, FMI will take all actions necessary or required under the FMI ESPP and applicable law (including, if appropriate, amending the terms of the FMI ESPP) to (i) ensure that no offering will be authorized or commenced following June 18, 2018 and (ii) terminate the FMI ESPP effective as of the Merger Effective Time.

Representations and Warranties

In the Merger Agreement, FMI has made customary representations and warranties to Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or confidential disclosure schedules that FMI delivered to Purchaser in connection with the execution and delivery of the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate existence, standing and power; (ii) authority: execution, delivery and enforceability of the Merger Agreement; (iii) governmental authorization; (iv) non-contravention, required filings and consents; (v) capitalization; (vi) subsidiaries and other equity interests; (vii) SEC filings, financial statements and internal controls; (viii) financial statements; (ix) information to be included in the Offer documents, the Schedule 14D-9 and FMI’s proxy statement; (x) absence of certain changes or events; (xi) absence of undisclosed liabilities; (xii) compliance with laws and court orders; (xiii) regulatory matters; (xiv) litigation; (xv) real and personal property; (xvi) intellectual property; (xvii) taxes; (xviii) employee benefit plans; (xix) labor matters; (xx) environmental matters; (xxi) material contracts; (xxii) foreign corrupt practices and international trade; (xxiii) brokers’ and finders’ fees; (xxiv) opinion of financial advisor; and (xxv) antitakeover statutes and rights agreement.

In the Merger Agreement, Purchaser and Parent have made customary representations and warranties to FMI that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate existence, standing and power; (ii) authority; execution, delivery and enforceability of the Merger Agreement and other transaction documents; (iii) governmental authorization; (iv) non-contravention, required filings and consents; (v) information to be included in the Offer documents and the Schedule TO; (vi) brokers’ and finders’ fees; (vii) availability of funds; (viii) ownership of securities of FMI; and (ix) litigation.

The representations and warranties will not survive consummation of the Merger.

Operating Covenants

Pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, FMI has agreed to, and has agreed to cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use commercially reasonable efforts to: preserve intact its present business organization; maintain in effect its permits; keep available the services of its directors, officers, key employees and key consultants; and maintain satisfactory relationships with customers, lenders, suppliers and others having significant business relationships with it.

In addition, during the same period, except as (i) expressly required by the Merger Agreement, (ii) disclosed in the confidential disclosure schedules that FMI delivered to Purchaser in connection with the execution of the Merger Agreement, or (iii) consented to in writing by Purchaser, FMI has agreed not to, and has agreed not to permit any of its subsidiaries to, subject to certain exceptions:

•	amend its certificate of incorporation, bylaws or other comparable organizational documents;

•	split, combine or reclassify any Shares of its capital stock;

•	declare, set aside or pay any dividend or other distribution in respect of its capital stock;

•	redeem, repurchase or otherwise acquire any securities of FMI or of any subsidiary of FMI, or offer to do the same;

•	issue, sell or otherwise deliver any securities of FMI or of any subsidiary of FMI, other than the issuance of (i) any Shares upon the exercise of FMI Stock Options or FMI RSUs, in each case that are outstanding on the date of the Merger Agreement, and (ii) any securities of any subsidiary of FMI to FMI or any other wholly owned subsidiary of FMI;

•	amend any term of any security of FMI or of any subsidiary of FMI;

•	issue any equity award, or amend or modify the terms of any outstanding equity award, under FMI’s equity incentive plans or accelerate the vesting of any such award except as required by their terms on the date of the Merger Agreement, except that FMI may implement a severance policy as described in the disclosure schedules;

•	incur any capital expenditures or any obligations or liabilities in respect thereof, except pursuant to FMI’s capital expenditure budget described in the confidential disclosure schedules or for any unbudgeted capital expenditures not to exceed $3,000,000 individually or $5,000,000 in the aggregate;

•	merge or consolidate with any other person;

•	acquire, directly or indirectly, any assets, interests or businesses, other than supplies, equipment or inventory in the ordinary course of business;

•	adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

•	sell, lease, license or otherwise transfer, create any lien (other than certain permitted liens) on, or otherwise abandon, permit to lapse or fail to maintain any of FMI’s or its subsidiaries’ assets, securities, interests or businesses, other than sales of inventory or obsolete equipment, or the grant of non-exclusive licenses, in the ordinary course of business consistent with past practice;

•	make any loans or investments in any other person, other than (i) loans or investments in wholly owned subsidiaries of FMI or (ii) advances to its employees in respect of business related expenses, in each case in the ordinary course of business consistent with past practice;

•	create or otherwise become liable with respect to any indebtedness for borrowed money or issue or sell any debt securities or other rights to acquire any debt securities of FMI or any of its subsidiaries, other than indebtedness for borrowed money (i) incurred under the Credit Agreement to finance working capital needs in the ordinary course of business, and (ii) among FMI and its wholly owned subsidiaries, or among FMI’s wholly owned subsidiaries, in each case in the ordinary course of business consistent with past practice;

•	establish or amend any applicable FMI Stock Plan, except as may be required under applicable law;

•	enter into, modify in any material respect, or renew certain material contracts;

•	waive or fail to pursue any material rights or claims of FMI or any of its subsidiaries under certain material contracts;

•	voluntarily accelerate, terminate or cancel certain material contracts;

•	except as required under an employee plan or applicable law, (i) grant or increase any severance, retention or termination pay (or amend any existing severance pay, retention or termination arrangement), (ii) enter into any employment, consulting, bonus, change in control, deferred compensation or other similar agreement (or amend any such existing agreement), (iii) establish, adopt or amend, or otherwise increase benefits payable under, any employee plan or collective bargaining agreement, (iv) increase compensation, bonus or other benefits payable, except for increases in annual base compensation in connection with a promotion or retention related adjustment of not more than 3% to employees with base compensation of less than $100,000, (v) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit to gross-up, indemnify or otherwise reimburse any current or former FMI employee for any tax incurred, or (vi) (A) hire any employees other than (a) to fill vacancies arising due to terminations of employment of employees with base compensation of less than $100,000 or (b) as set forth in the business plan as approved by the FMI Board in effect on June 18, 2018, or (B) terminate the employment of any employees other than for cause or performance-related reasons;

•	change FMI’s methods of accounting, except as required by concurrent changes in generally accepted accounting principles or by securities laws as agreed to by FMI’s independent public accountants;

•	pay, settle or satisfy, or offer to settle or satisfy (i) any shareholder litigation or dispute against FMI, any of its subsidiaries or any of their officers or directors or (ii) any proceeding or any other liability or obligation, other than (x) liabilities and obligations incurred in the ordinary course of business consistent with past practice or in connection with the transactions contemplated by the Merger Agreement or (y) proceedings, liabilities and obligations in an amount less than $5,000,000 individually or $10,000,000 in the aggregate;

•	make, rescind or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any material tax return or file a claim for a material tax refund, obtain or enter into any tax ruling or closing agreement, extend or waive the statute of limitations with respect to any tax or tax return, settle any material tax claim, audit or assessment, or surrender any right to claim a material tax refund, offset or other reduction in tax liability; or

•	authorize, agree, resolve or commit to do any of the foregoing.

No Solicitation

Pursuant to the Merger Agreement, FMI has agreed that it will not, nor will it authorize or permit any of its subsidiaries or any of its or their respective officers, directors, employees, investment bankers, attorneys and other advisors or representatives (collectively, “Representatives”) to, among other things:

•	solicit, initiate or take any action to knowingly assist, facilitate or encourage the submission of any Acquisition Proposal (as defined below);

•	enter into or participate in any discussions or negotiations with, furnish any information relating to FMI or any of its subsidiaries or afford access to the business, properties, assets, books or records of FMI or any of its subsidiaries to, otherwise cooperate with, or knowingly assist, participate in or encourage any effort by any third party that has made, is seeking to make or would be reasonably expected to make an Acquisition Proposal;

•	fail to enforce, or grant any waiver or release under, any standstill or similar agreement with respect to any class of equity securities of FMI or any of its subsidiaries;

•	approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of the DGCL; or

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.

FMI has agreed that it will, and will cause its subsidiaries and its and their Representatives to, cease immediately and terminate any and all existing activities, discussions or negotiations, if any, with any third party or its Representatives conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal, and to use its reasonable best efforts to cause any such third party and its Representatives that executed a confidentiality agreement in connection with an Acquisition Proposal within the 24-month period prior to the date of the Merger Agreement and that is in possession of confidential information of FMI or any of its subsidiaries to return or destroy all such information as promptly as practicable.

Notwithstanding the restrictions described above, at any time prior to the Acceptance Time, if the FMI Board determines in good faith, after consultation with outside legal counsel, that the failure to take the following actions would be inconsistent with its fiduciary duties under the DGCL, FMI, directly or indirectly through its Representatives, may:

•	engage in negotiations or discussions with any third party and its Representatives that, subject to FMI’s compliance with the above prohibitions, has made a bona fide, written Acquisition Proposal that the FMI Board (or the special committee comprised solely of independent directors (the “Special Committee”)) reasonably believes is or would reasonably be expect to lead to a Superior Proposal (as defined below); and

•	furnish to such third party (and its Representatives) non-public information relating to FMI or any of its subsidiaries pursuant to a confidentiality agreement with terms in all material respects no less favorable to FMI than the applicable confidentiality terms contained in the Investor Rights Agreement; provided that all such information, to the extent not previously provided or made available to Parent, must also be provided or made available to Parent prior to or substantially concurrently with the time it is provided or made available to such third party.

FMI is required to notify Parent promptly (but in no event later than 24 hours) after FMI or any of its Representatives receives any Acquisition Proposal, any indication that a third party is considering making an Acquisition Proposal, or any request for information relating to FMI or any of its subsidiaries or for access to the business, properties, assets, books or records of FMI or any of its subsidiaries by any third party that has made, is seeking to make or would reasonably be expected to make an Acquisition Proposal. FMI is required to keep Parent reasonably informed, on a reasonably current basis, of the status and material terms of any Acquisition Proposal or any such indication or request.

The term “Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any third-party offer, proposal, inquiry relating to, or any third-party indication of interest in, (i) any acquisition, purchase or exclusive license, directly or indirectly, of 15% or more of the consolidated assets of FMI and its subsidiaries or 15% or more of any class of equity or voting securities of FMI or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of FMI, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning 15% or more of any class of equity or voting securities of FMI or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of FMI, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving FMI or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of FMI.

The term “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding Shares or a majority of the consolidated assets of FMI and its subsidiaries on terms that the Special Committee determines in good faith by a majority vote, after considering the advice of an outside financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal are more favorable to FMI’s stockholders (other than Roche and its affiliates) than as provided under the Merger Agreement (taking into account any proposal by Parent to amend the terms of the Merger Agreement), which the Special Committee determines is reasonably likely to be consummated and for which financing, if a cash transaction (whether in whole or in part), is then fully committed by reputable financing sources or reasonably determined to be available by the Special Committee.

FMI Board Recommendation

FMI has represented to Purchaser and Parent in the Merger Agreement that the FMI Board, based on the unanimous recommendation of the Special Committee, at a meeting duly called and held, unanimously (with all directors appointed by Parent or any of its affiliates abstaining) adopted resolutions:

•	approving the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) and declaring the Merger Agreement advisable;

•	determining that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are fair to and in the best interests of the stockholders of FMI (other than Roche and its affiliates);

•	resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the DGCL and that the merger shall be consummated as soon as practicable following the acceptance time; and

•	resolving subject to certain terms set forth in the Merger Agreement, to recommend that the stockholders of FMI tender their Shares into the Offer.

FMI has also agreed that the FMI Board will not fail to make, withdraw or modify in a manner adverse to Parent the FMI Board Recommendation (or recommend an Acquisition Proposal or make any public statement (or statement to its stockholders) inconsistent with the FMI Board Recommendation (any such action, an “Adverse Recommendation Change”). However, notwithstanding the foregoing, at any time prior to the Acceptance Time, after complying with the obligations described in the “—Last Look” section below, the FMI Board or the Special Committee may make an Adverse Recommendation Change (i) if FMI has received a Superior Proposal or (ii) in response to an Intervening Event (as defined below), in each case if the FMI Board or the Special Committee determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under the DGCL.

The Merger Agreement does not prevent the FMI Board from complying with Rule 14d-9 (including Item 1012(a) of Regulation M-A) or Rule 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made is in compliance with the provisions described above. However, any such action taken or statement made that relates to an Acquisition Proposal will be deemed to be an Adverse Recommendation Change unless the FMI Board reaffirms the FMI Board recommendation in such statement or in connection with such action. Any factually accurate public statement by FMI that merely describes FMI’s receipt of an Acquisition Proposal and the operation of the Merger Agreement with respect thereto and contains a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not constitute an Adverse Recommendation Change.

The term “Intervening Event” means a material event, change or circumstance arising after the date of the Merger Agreement that was neither known to nor reasonably foreseeable by the FMI Board as of or prior to the date of the Merger Agreement and does not involve or relate to an Acquisition Proposal.

Last Look

However, the FMI Board (or the Special Committee) may not make an Adverse Recommendation Change or terminate the Merger Agreement as described below unless:

•	FMI has provided Parent with written notice at least four business days (or three business days in the case of amendments to any Acquisition Proposal) before taking that action setting forth FMI’s intention to take such action and containing (x) if such action is intended to be taken in response to a Superior Proposal, a copy of the most current version of the proposed agreement under which the transaction contemplated by such Superior Proposal is proposed to be consummated and the identity of the person making the Superior Proposal or (y) if such action is intended to be taken in response to an Intervening Event, a reasonably detailed description of the underlying facts giving rise to, and the reasons for taking, such action; and

•	Parent does not make, within the foregoing four-business day period (or three-business day period, as applicable) an offer that (x) in the case of any action intended to be taken in response to a Superior Proposal, is at least as favorable to the stockholders of FMI as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal requires a new written notification from FMI and commences a three-business day period during which Parent can take action in respect of such proposal), or (y) in the case of any action intended to be taken in response to an Intervening Event, eliminates the basis for taking such action.

During any such four-business day period (or three-business day period, as applicable) FMI will, and will cause its Representatives to, negotiate in good faith with Parent and its Representatives with respect to any revisions proposed by Parent to the terms of the transactions contemplated by the Merger Agreement and the other agreements contemplated thereby.

Regulatory Undertaking

See “Section 16—Certain Legal Matters; Regulatory Approvals—Regulatory Undertakings.”

Access to Information

Other than as prohibited by law and subject to certain confidentiality and other exceptions, FMI has agreed to give Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, assets, books and records of FMI and its subsidiaries upon reasonable prior notice and during normal business hours, furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives financial and operating data and other information as reasonably requested, and instruct the employees, counsel, financial advisors, auditors and other authorized representatives of FMI and its subsidiaries to cooperate with Parent and its authorized representatives in its investigation of FMI and its subsidiaries.

Director and Officer Indemnification and Insurance

The Merger Agreement provides for certain indemnification and insurance rights in favor of any person who is or prior to the Merger Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, or manager of FMI or any of its subsidiaries (each an “Indemnified Party”). Specifically, Parent has agreed to cause to be maintained in effect provisions in the FMI’s certificate of incorporation and bylaws (or in such documents of any successor to the business of FMI) regarding elimination of liability of directors, indemnification of officers, directors and manager and advancement of expenses that are no less advantageous to the Indemnified Parties than the corresponding provisions in existence on June 18, 2018.

Without limiting the above, from and after the closing of the Offer, Parent has agreed to cause FMI, to the fullest extent permitted by applicable law, to indemnify and hold harmless each such Indemnified Party against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable and documented fees, costs and expenses, including reasonable and documented attorneys’ fees and disbursements, incurred in connection with any actual or threatened claim, action, suit, assessment, audit, proceeding or investigation arising out of or pertaining to or by reason of the fact that an Indemnified Party is or was an officer, manager or director of FMI or any of its subsidiaries or, while serving as an officer, manager or director of FMI or any of its subsidiaries, is or was serving at the request of FMI or any of its subsidiaries as a director, manager, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise or non-profit entity, in each case, including such matters that exist or occur prior to the Merger Effective Time, including the transactions contemplated by the Merger Agreement, whether asserted or claimed prior to, at or after the Merger Effective Time. The Merger Agreement also contains certain customary provisions regarding advancement of expenses, cooperation in defense, control of the defense and settlement of legal proceedings subject to such indemnification.

The Merger Agreement permits FMI to obtain at or prior to the Merger Effective Time, and requires Parent to cause the surviving corporation to maintain after the Merger Effective Time, prepaid or “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Merger Effective Time for the period ending six years from the Merger Effective Time, covering each Indemnified Party and providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by FMI on or prior to the Merger Effective Time, with terms, conditions, retentions and limits of liability that are at least as favorable to any Indemnified Party than those of FMI’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement. In the event FMI does not obtain such “tail” insurance policies, then, for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Merger Effective Time, Parent will maintain in effect FMI’s directors’ and officers’ insurance policies in effect at the Merger Effective Time in respect of acts or omissions occurring at or prior to the Merger Effective Time. Notwithstanding the foregoing, regardless of whether FMI obtains the “tail” policy, neither the maximum aggregate annual premium for such “tail” policy nor the maximum aggregate annual premiums for such insurance policies paid by Parent shall exceed an annual premium for such insurance in excess of 300% of the annual premium currently paid by FMI for such insurance.

Employee Matters

The Merger Agreement provides that, for a period of one year following the Merger Effective Time, Parent agrees to provide each employee of Parent or the surviving corporation or their respective subsidiaries who was, immediately prior to the Merger Effective Time, an employee of FMI or any of its subsidiaries (collectively, the “FMI Continuing Employees”) and is employed by Parent or one of its subsidiaries during such one-year period, with compensation and benefits (other than equity-based compensation, defined benefit pension benefits and retiree medical benefits) that are comparable in the aggregate to such compensation and benefits as in effect immediately prior to the Merger Effective Time.

Following the Merger Effective Time, Parent will, subject to applicable law, give each FMI Continuing Employee full credit for prior service with FMI and its subsidiaries for purposes of (i) waiting periods to participate and vesting under any employee benefit plans (other than defined benefit pension plans and equity or other long-term incentive plans) and (ii) determination of benefit levels relating solely to vacation, sick, personal time off or severance plans and policies, in each case for which the FMI Continuing Employee is otherwise eligible and in which the FMI Continuing Employee is offered participation, except if such credit would result in the duplication of benefits. In addition, Parent will use commercially reasonable efforts to (A) waive, or cause to be waived, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of FMI or its subsidiaries applicable to such FMI Continuing Employee prior to the Merger Effective Time and (B) recognize, for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by FMI Continuing Employees in the calendar year in which the Merger Effective Time occurs.

From and after the Merger Effective Time, Parent will cause the surviving corporation and its subsidiaries to honor, in accordance with its terms, (i) each existing employment, change in control, retention, severance and termination protection plan (including the severance policy set forth in the disclosure schedules) or agreement of or between FMI or any of its subsidiaries and any current or former officer, director or employee of that company, (ii) all obligations in effect as of the Merger Effective Time under any equity-based, bonus or compensation deferral plans, programs or agreements of FMI or its subsidiaries and (iii) all vested and accrued benefits under any FMI employee benefit plan.

The Merger Agreement also provides that, unless otherwise directed in writing by Parent at least five business days prior to the Merger Effective Time, FMI will take all necessary actions to cause the FMI Stock Plans to terminate effective as of no later than immediately prior to the Merger Effective Time. In addition, if directed in writing by Parent at least five business days prior to the Merger Effective Time, FMI will take all necessary actions to cause any FMI employee plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Code to terminate effective as of no later than immediately prior to the Merger Effective Time. All resolutions, notices or other documents issued, adopted or executed in connection with the implementation of these obligations will be subject to Parent’s prior review and approval. FMI will promptly provide all information about the FMI Continuing Employees’ participation in the FMI employee benefit plans (including regarding elections) that Parent reasonably requests to permit Parent to meet its obligations.

Through the Closing, Parent and FMI agree to work together in good faith to consult with, or obtain the consent or advice of, any labor or trade union, works council or other employee representative body as required or appropriate to consummate the transactions contemplated by the Merger Agreement, to the extent applicable.

Neither Parent nor any of its affiliates will be obligated to continue to employ any FMI Continuing Employee for any period of time following the Merger Effective Time. Parent or its affiliates may revise, amend or terminate any FMI employee benefit plan, program or policy in effect from time to time. Nothing in the Merger Agreement will be construed as an amendment of any FMI employee plan and none of the foregoing will create any third-party beneficiary rights in any current or former director, officer, employee, consultant or individual independent contractor of FMI or any of its subsidiaries (including any beneficiary or dependent thereof) in respect of continued employment (or resumed employment) or any other matter.

Approval of Compensation Arrangements

Pursuant to the Merger Agreement, FMI has agreed (acting through the compensation committee of the FMI Board) to take all such steps as may be necessary or advisable to cause each compensation arrangement entered into by FMI or any of its subsidiaries with any director, officer, employee or other service provider of FMI or any of its subsidiaries that has not previously been approved by the compensation committee of the Board (comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2)) to be approved as an “employment compensation, severance or other employee benefit arrangement” and taken all other actions necessary or advisable under Rule 14d-10(d) promulgated under the Exchange Act to ensure that any such arrangements fall within the non-exclusive safe harbor provisions of such rule.

In addition, FMI has agreed to take all such steps as may be required to cause any dispositions of FMI Shares (including derivative securities) resulting from the transactions contemplated by the Merger Agreement by each individual who is a director or officer of FMI subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Conditions to the Offer

See “—Section 15—Conditions to the Offer.”

Conditions to the Merger.

The obligations of each party to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

•	No temporary or permanent judgment, order, injunction or decree issued by any governmental entity of competent jurisdiction or law or other legal restraint or prohibition preventing or prohibiting the consummation of the Merger is in effect; and

•	Purchaser will have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer.

Termination

The Merger Agreement may be terminated (and the Offer may be abandoned) at any time prior to the Merger Effective Time:

•	by mutual written consent of Parent and FMI (provided that such termination is approved by the Special Committee);

•	by either Parent or FMI (provided that such termination is approved by the Special Committee), if:

•	the Acceptance Time has not occurred on or before 5:00 p.m. (New York City time) on November 18, 2018 (the “End Date”); provided, however, that this right to terminate the Merger Agreement will not be available to a party if the failure to consummate the Offer is the result of a breach of the Merger Agreement by such party (the “End Date Termination Right”); or

•	any applicable law, judgment or order makes consummation of the Offer or the Merger illegal or otherwise prohibits or permanently enjoins either FMI, Purchaser or Parent from consummating the Merger or Purchaser from consummating the Offer, and in each case such applicable law, judgment or order has become final and non-appealable; provided, however, that this right will not be available to a party if the existence of such applicable law, judgment or order is the result of a breach of the Merger Agreement by such party;

•	by Parent, if, prior to the Acceptance Time:

•	an Adverse Recommendation Change has occurred;

•	there shall have been an intentional and material breach of the obligations described above under “No Solicitation”;

•	FMI breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Merger Agreement that would cause any of the conditions set forth in clause (c)(iii) or (c)(iv) of “—Section 15—Conditions to the Offer” to exist and such breach or failure cannot be cured prior to the End Date, or if curable by the End Date, is not cured within 30 days after receipt by FMI of written notice of such breach or failure (such termination right, the “FMI Breach Termination Right”); provided, however, that this right will not be available to Parent if Purchaser or Parent is in material breach of the Merger Agreement; or

•	any Offer Condition is not satisfied at the expiration date of the Offer and the Offer shall have expired or been terminated without Purchaser having purchased any Shares pursuant to the Offer; provided, however, that this right will not be available to Parent if Purchaser’s or Parent’s breach of the Merger Agreement was directly or indirectly the cause of, or directly or indirectly resulted in, the failure of any Offer Condition to be satisfied or the failure of Purchaser to have accepted for payment the Shares validly tendered and not withdrawn pursuant to the Offer;

•	by FMI (provided that such termination is approved by the Special Committee), if, prior to the Acceptance Time:

•	following satisfaction or waiver of the conditions to Purchaser’s obligation to consummate the Offer, (A) Purchaser fails to consummate the Offer on or prior to the latest time permissible under the Merger Agreement or (B) the consummation of the Merger will not occur immediately following the Acceptance Time as a result of a failure of Parent to comply with its obligations under the Merger Agreement;

•	Parent breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in the Merger Agreement that would reasonably be expected to prevent Parent from consummating the Offer or the Issuance and such breach or failure is incapable of being cured by the End Date or, if curable by the End Date, is not cured within 30 days after receipt by Parent of written notice of such breach or failure; provided, however, that this right will not be available to FMI if FMI is in material breach of the Merger Agreement; or

•	the FMI Board (or the Special Committee) has made an Adverse Recommendation Change in compliance with the terms of the Merger Agreement in order to enter into a definitive agreement in respect of a Superior Proposal in accordance with the Merger Agreement and FMI has paid the fee described in “—FMI Termination Fee.”

If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will become void and of no effect without liability of either party to the Merger Agreement (or any stockholder or Representative of such party) to the other party; provided that, if such termination shall result from either party’s fraud or willful and material breach of the Merger Agreement, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure or breach.

FMI Termination Fee.

FMI has agreed to pay Purchaser a termination fee of $34,500,000 in cash (the “FMI Termination Fee”) in the event that:

•	the Merger Agreement is terminated by Parent because an Adverse Recommendation Change has occurred; or

•	the Merger Agreement is terminated by FMI in order to enter into a definitive agreement providing for a Superior Proposal in accordance with the terms and conditions of the Transaction Agreement.

Except in the case of fraud or intentional misconduct, payment of the FMI Termination Fee shall be deemed to be liquidated damages for any and all damages or losses suffered or incurred by Purchaser or any of its affiliates in connection with the Merger Agreement and the termination thereof (or any matter forming the basis for such termination), and neither Purchaser nor any of its affiliates shall be entitled to bring any proceedings against FMI or any of its affiliates for damages or any equitable relief arising therefrom.

Fees and Expenses

Subject to certain exceptions and subject to the provisions described in “—FMI Termination Fee,” all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

Amendment; Waiver

Any provision of the Merger Agreement may be amended at any time by a written instrument signed by the parties, except that (i) any such amendment or waiver by FMI is at the direction of and approved by the Special Committee, (ii) after the Acceptance Time no amendment can be made that decreases the Offer Price or the Merger consideration, and (iii) there will be no amendment or waiver that would require the approval of the stockholders of FMI under applicable law without such approval having first been obtained.

14. Dividends and Distributions

As discussed in “—Section 13—The Merger Agreement—Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the Merger Effective Time, except as (i) disclosed in the confidential disclosure letter that FMI delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, (ii) specifically permitted or required by the Merger Agreement, (iii) required by applicable law, or (iv) consented to in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned), FMI has agreed not to, and has agreed not to permit any of its subsidiaries to, subject to certain exceptions:

•	declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of FMI to its parent;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	repurchase, redeem or otherwise acquire any shares of capital stock of FMI or any of its subsidiaries or options, warrants, convertible or exchangeable securities, stock-based units (performance-based or otherwise) or other rights to acquire any such shares of capital stock.

15. Conditions to the Offer

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or pay for any Shares tendered pursuant to the Offer (subject to any applicable rules and regulations of the SEC), if:

(a)	the Merger Agreement shall have been terminated in accordance with its terms;

(b)	immediately prior to the Acceptance Time:

(i)	the Minimum Condition is not satisfied; or

(ii)	the consummation of the transactions contemplated by the Merger will not occur immediately following the Acceptance Time;

(c)	immediately prior to the Acceptance Time, any of the following conditions exists:

(i)	any applicable law, judgment or order directly or indirectly (A) renders illegal, delays materially or otherwise directly or indirectly restrains or prohibits the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Purchaser or the consummation of the Merger, (B) imposes or confirms any limitation on the ability of Purchaser or Parent or any of their affiliates effectively to exercise full rights of ownership of the Shares to be acquired by Purchaser in the Offer or the Merger, including the right to vote any such Shares on all matters properly presented to FMI’s stockholders or (C) compels Purchaser, Parent, FMI or any of their respective affiliates to take any action not required to be taken (or not permitted to be taken without Parent’s consent) pursuant to the terms of the Merger Agreement;

(ii)	there shall be instituted or pending any proceeding by any governmental authority that seeks any remedy described in clauses (A) through (C) of paragraph (c)(i);

(iii)	(A) any of the representations and warranties of FMI relating to capitalization are not true and correct in all but de minimis respects, (B) any of the representations and warranties of FMI relating to corporate existence and power, corporate authorization, subsidiaries and other equity interests, brokers’ and finders’ fees, opinion of financial advisor and antitakeover statutes that are qualified as to materiality or a Company Material Adverse Effect are not true and correct in all respects and any such representations and warranties that are not so qualified shall not be true and correct in all material respects, (C) the representations and warranties of FMI relating to the non-occurrence of a Company Material Adverse Effect are not true and correct in all respects or (D) any of the other representations and warranties of FMI (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) are not true and correct with, in the case of this clause (D) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in each case as of the date of the Merger Agreement and at and as of immediately prior to the Acceptance Time as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time);

(iv)	FMI shall have failed to perform in all material respects any of its obligations under the Merger Agreement;

(v)	since June 18, 2018, there shall have occurred any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; or

(vi)	Parent shall not have received a certificate executed by an authorized executive officer of FMI dated as of the date on which the Offer expires certifying that the Offer conditions specified in paragraphs (c)(iii), (c)(iv) and (c)(v) do not exist.

The Offer conditions set forth above (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser and, subject to the applicable rules and regulations of the SEC, may be waived by Parent and Purchaser, in whole or in part, at any time, at the sole discretion of Parent and Purchaser (except for the Minimum Condition, which cannot be waived).

16. Certain Legal Matters; Regulatory Approvals

Regulatory Matters

General

Based on our examination of publicly available information filed by FMI with the SEC and a review of certain information furnished by FMI to us, we are not aware of any governmental license or regulatory permit that appears to be material to FMI’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental authority or agency, domestic, foreign or supernational, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any approval or other action not described below. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to FMI’s business or certain parts of FMI’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “—Section 15—Conditions to the Offer.”

State Takeover Statutes

As a Delaware corporation, FMI is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” FMI has represented to us in the Merger Agreement that FMI has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby from the restrictions on business combination of Section 203 of the DGCL.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. FMI, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “—Section 15—Conditions to the Offer.”

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules that have been promulgated thereunder (together, the “HSR Act”) by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. We do not believe that the purchase of Shares by us in the Offer or the Merger is subject to such requirements because Roche currently owns Shares representing more than 50% of FMI’s outstanding voting securities, which means that Roche is in “control” of FMI for purposes of these requirements. Although we do not believe that this transaction is subject to antitrust approval under the HSR Act, the Antitrust Division and the FTC may scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by us pursuant to the Offer and the Merger. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares by us pursuant to the Offer or the Merger or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Roche or FMI. Private parties (including individual states) may also bring legal actions under the antitrust laws of the United States. We do not believe that the purchase of Shares by us pursuant to the Offer or the Merger will result in a violation of any antitrust laws of the United States. However, there can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

In some cases, private parties and state attorneys general may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer or the Merger on antitrust or competition grounds will not be made, or if such a challenge is made, what the result will be. If there is instituted or pending any proceeding by any governmental authority that seeks certain remedies (as further described in “Section 15—Conditions to the Offer”), we will not be obligated to accept for payment or pay for any tendered Shares. See “—Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions and “—Section 13—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.

Other Antitrust Approvals

FMI and its subsidiaries transact business in a number of additional countries outside of the United States. Under the antitrust or merger control statutes or regulations of certain of these foreign countries, certain acquisition transactions require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein. We do not believe that the purchase of Shares by us in the Offer or the Merger is subject to such requirements.

Regulatory Undertakings

Under the Merger Agreement, each of Parent and FMI have agreed to reasonably cooperate with one another and use (and cause their subsidiaries to use) their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

However, Parent and FMI have agreed that neither Parent nor FMI shall be required to (and neither FMI nor any of its subsidiaries shall without Parent’s prior written consent) (A) divest or otherwise hold separate (including by establishing a trust or otherwise), or take, cause to be taken or refrain from taking any other action (or otherwise agreeing to do any of the foregoing) with respect to, any of Parent’s or FMI’s or any of their respective affiliates’ businesses, assets or properties, (B) enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental authority in connection with the transactions contemplated by the Transaction Agreement, (C) litigate, challenge or take any action with respect to any action or proceeding by any governmental authority or (D) agree to do any of the foregoing.

Each of Parent and FMI have agreed, to the extent permitted by applicable law, to use its reasonable best efforts to (i) cooperate in all reasonable respects with each other in connection with any filing and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any filing or communication received from, or intended to be given to, any governmental authority and of any material communication received or intended to be given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the Merger Agreement, and prior to submitting any filing, substantive written communication, correspondence or other information or response by such party to any governmental authority or in connection with any proceeding by a private party, the submitting party shall permit the other party and its counsel the opportunity to review as reasonably in advance as practicable under the circumstances, and consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, and each of FMI and Parent shall furnish each other with a copy of any filing, communication or, if in written form, inquiry, it or any of its affiliates makes to or receives from any governmental authority or in connection with any proceeding by private party, in each case regarding any of the transactions contemplated by the Merger Agreement, and (iii) consult with each other in advance of any meeting or conference with any such governmental authority or, in connection with any proceeding by a private party, with any other person, and to the extent reasonably practicable, give the other party the opportunity to attend and participate in such meetings and conferences.

Litigation Related to the Merger

Lawsuits arising out of or relating to the Offer, the Merger or any other transactions referenced herein may be filed in the future.

17. Fees and Expenses

Citigroup Global Markets Inc. (“Citigroup Global Markets”) has provided certain financial advisory services to Parent in connection with the transactions contemplated by the Merger Agreement, for which financial advisory services Citigroup Global Markets will receive reasonable and customary compensation. We have also agreed to reimburse Citigroup Global Markets for certain reasonable out-of-pocket expenses and to indemnify Citigroup Global Markets against certain liabilities, including certain liabilities under the U.S. federal securities laws. In the ordinary course of business, Citigroup Global Markets and their respective successors and affiliates may trade Shares for their own accounts and accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

We have retained MacKenzie Partners, Inc. to act as the Information Agent and Citibank, N.A., to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by Roche in connection with the Offer:

Type of Fee	Amount
Filing Fees	$280,985
Financial Advisor’s Fees and Expenses	7,250,000
Depositary	24,500
Information Agent (including mailing and advertisement fee)	212,000
Legal Fees, printing and other	1,750,000

Total	$9,517,485

Roche will also incur fees and expenses in connection with the financing for the Offer and the Merger, which cannot be determined as of the date of this Offer to Purchase. In addition, FMI will incur its own fees and expenses in connection with the Offer. FMI will not pay any of the fees and expenses to be incurred by Roche or any other member of Roche.

18. Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by Citigroup Global Markets or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

No person has been authorized to give any information or make any representation on behalf of Purchaser, Parent or any of their respective affiliates, or on behalf of Citigroup Global Markets, not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, FMI has filed the Schedule 14D-9, together with the exhibits thereto, and the Schedule 13E-3 pursuant to the Exchange Act, together with exhibits thereto, setting forth the FMI Board Recommendation and furnishing certain additional related information. Our Schedule TO, the Schedule 14D-9, the Schedule 13E-3 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the manner described in “—Section 8—Certain Information Concerning FMI” and “—Section 9—Certain Information Concerning Purchaser and Parent” above.

062018 Merger Subsidiary, Inc.

July 2, 2018

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF CONTROLLING

SHAREHOLDER OF ROCHE

The name, age, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Roche Holding Ltd, of which Parent is a subsidiary, are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Roche Holding Ltd. Unless otherwise indicated, the business address of each director, executive officer and controlling shareholder is Grenzacherstrasse 124, CH-4070, Basel, Switzerland. Directors are identified by an asterisk and controlling shareholders are identified with a cross.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Christoph Franz*	58	Dr. Franz has served as director since 2011 and Chairman of the Board since March 2014. From 2011 until April 30, 2014, he was Chairman of the Executive Board of Lufthansa and Chief Executive Officer of Deutsche Lufthansa AG.	Germany and Switzerland
André Hoffmann*†	60	Mr. Hoffmann has served as director since 1996 and is Non-Executive Vice-President. Mr. Hoffmann has served as Non-Executive Vice-President of Givaudan Ltd. since March 2000. He has been President of Massellaz SA since November 1999.	Switzerland
Dr. Andreas Oeri*†	69	Dr. Oeri has served as director since 1996. He is an orthopedic surgeon.	Switzerland
Prof. Sir John Irving Bell*	65	Prof. Sir John Bell has served as the Regius Professor at the University of Oxford since 2002, and has been a Professor since 1987. Wellington Square, Oxford, OX1 2JD, UK	United Kingdom and Canada
Julie Brown*	56	Ms. Brown was interim Group Chief Financial Officer and VP Group Finance of AstraZeneca plc, London from 2012-2013. From 2013 until January 2017 she was Group Financial Officer of Smith & Nephew plc in London. Since 2017, she has served as Chief Operating and Financial Officer of Burberry Group plc, UK.	United Kingdom
Paul Bulcke*	63	Mr. Bulcke was Chief Executive Officer of Nestlé S.A. from April 2008 to 2016, and has served as Chairman of the Board of Directors of Nestlé SA since 2017. Avenue Nestlé 55, CH-1800 Vevey, Switzerland	Belgium and Switzerland
Anita Hauser*	49	Ms. Hauser has been Managing Director of Magenta Management AG, Zürich from 2012 until 2017. Since 2007 she has been a Member of the Board of Bucher Industries, Zürich, and has served as Vice Chairwoman since 2011.	Switzerland

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Prof. Dr. Richard P. Lifton*	64	Prof. Lifton has been Executive Director of the Yale Center for Genome Analysis at Yale University School of Medicine between 2009 and 2016. Since 2016 he has been Adjunct Professor of Genetics and Internal Medicine at Yale University School of Medicine, and President of The Rockefeller University New York City.	USA
Bernard Poussot*	66	Mr. Poussot is a Member of the Board, Max Planck Institute, USA and is a retiree.	France and USA
Dr. Severin Schwan*	50	Dr. Schwan has served as Chief Executive Officer since 2008, and is also a member of the Corporate Executive Committee. Dr. Schwan has also served as President and director of Parent since 2008.	Austria and Germany
Dr. Claudia Süessmuth Dyckerhoff*	51	Dr. Süessmuth has been a Senior External Advisor to McKinsey & Company since 2016. From 2012 to 2016 she was at McKinsey & Company, China as Sector Leader of Asia Health Services and Systems.	Germany
Peter R. Voser*	59	Mr. Voser is President of the Board, ABB Ltd and is a retiree. He was Chief Executive Officer of Royal Dutch Shell plc. from July 2009 to March 2014.	Switzerland
Daniel O’Day	54	Mr. O’Day has served as Chief Executive Officer of Roche Pharmaceuticals since September 2012 and as a member of the Corporate Executive Committee since January 2010.	USA
Roland Diggelmann	51	Mr. Diggelmann has served as Chief Executive Officer of Roche Diagnostics and as a member of the Corporate Executive Committee since 2012.	Switzerland
Dr. Alan Hippe	51	Dr. Hippe has served as Chief Financial Officer and Chief Information Officer since April 2011 and has been a member of the Corporate Executive Committee since 2011. Dr. Hippe has served as Vice President of Parent since 2011.	Germany
Cristina A. Wilbur	50	Ms. Wilbur has served as Head of Group Human Resources and has been a member of the Corporate Executive Committee since 2016. She previously served as Global Head of Human Resources at the Diagnostics Divisions in Basel from 2010 until 2016.	USA
Dr. Gottlieb Keller	63	Dr. Keller has served as General Counsel since 2008. He also serves as a member of the Corporate Executive Committee.	Switzerland

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Michael D. Varney	60	Dr. Varney has served as Head of Genentech Research and Early Development (gRED) since 2015. He is a member of the Roche Enlarged Corporate Executive Committee. He previously served as Co-Head of Research and Head of Small Molecule Discovery from 2010 to 2015.	USA
Dr. William Pao	50	Dr. Pao has served as Head of Pharma Research & Early Development since 2018. He previously served as the Global Head of Oncology Discovery and Translational Area, Pharma Research and Early Development from 2014 to 2018. He also served as the Cornelius Abernathy Craig Chair in Medicine and Surgical Oncology at Vanderbilt University from 2012 to 2014.	USA
Dr. Sophie Kornowski-Bonnet	55	Dr. Kornowski-Bonnet has served as Head of Roche Partnering since February 2012. She also serves as a member of the Roche Enlarged Corporate Executive Committee.	France
Osamu Nagayama	70	Mr. Nagayama has served as Chairman of the Board of Directors, President and Chief Executive Officer of Chugai Pharmaceutical Co., Ltd. since 2012. He is also a member of the Roche Enlarged Corporate Executive Committee. Since June 2010, he has been a Board member of Sony Corporation. Since September 1998, he has been a Board member of Nippon Research Center.	Japan
Dr. Stephan Feldhaus	56	Dr. Feldhaus serves as Head of Group Communications and as a member of the Roche Enlarged Corporate Executive Committee since 2010.	Germany
Vera Michalski-Hoffmann†	63	Ms. Michalski-Hoffmann has served as Head of Libella SA, a publishing group since 2000.	Switzerland
Marie-Anne (Maja) Hoffmann†	62	Ms. Hoffmann is President of the Board of Foundation, LUMA Foundation. Im Hausacher 35, CH-3706 Feldmeilen, Switzerland	Switzerland
Sabine Duschmalé-Oeri†	68	Ms. Duschmalé-Oeri engages in volunteer work and is involved in a number of cultural and social foundations.	Switzerland
Catherine Oeri Kessler†	66	Ms. Oeri is a therapist. She has also served as Chairman of Foundation Board of Stiftung Wolf and as a Member of the Board of the Basel Zoo.	Switzerland
Dr. Jörg Duschmalé†	34	Mr. Duschmalé is a Doctor in Chemistry, currently pursuing postgraduate education.	Switzerland
Lukas Duschmalé†	32	Mr. Duschmalé is currently a full-time student.	Switzerland

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

The name, age, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. The business address of each director and executive officer of Parent is 1 DNA, MS #24, South San Francisco, CA 94080. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Dr. Severin Schwan*	50	Dr. Schwan has served as Chief Executive Officer since 2008, and is also a member of the Corporate Executive Committee. Dr. Schwan has also served as President and director of Parent since 2008.	Austria and Germany
Dr. Alan Hippe*	51	Dr. Hippe has served as Chief Financial Officer and Chief Information Officer of Roche Holding Ltd since 2011, and is a member of its Corporate Executive Committee. Dr. Hippe has served as Vice President since 2011.	Germany
Roger Brown*	56	Mr. Brown has served as director since 2011. He has also served as Vice President, Tax and Assistant Secretary since 2011. He has also served as Senior Director of Tax for Genentech, Inc. since 2011.	USA
Dr. Sean A. Johnston, J.D., Ph.D.*	59	Dr. Johnston has been General Counsel and Senior Vice President at Genentech, Inc. since 2007. He has also served as Chief Compliance Officer, Head of Legal Affairs—Pharma North America, and Corporate Secretary since January 2017. He also serves as Vice President, Secretary, and director.	USA
David P. McDede*	61	Mr. McDede has served as director since 2008. He has also served as Vice President and Treasurer of Hoffmann-La Roche Inc. since 2003.	USA
Bruce Resnick*	55	Mr. Resnick has served as director since 2008. He has also served as Vice President, Treasurer, Assistant Secretary and Senior Tax Counsel since 2011.	USA

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, age, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with us. Unless otherwise indicated, the business address of each director and executive officer of Purchaser is 1 DNA, MS #24, South San Francisco, CA 94080. All directors and executive officers are citizens of the United States. Directors are identified by an asterisk.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Bruce Resnick*	55	Mr. Resnick has served as director and President since 2018. He has also served as director of Roche Holdings, Inc. since 2008 and as Vice President, Treasurer, Assistant Secretary and Senior Tax Counsel since 2011.	USA
Dr. Sean A. Johnston, J.D., Ph.D.*	59	Dr. Johnston has served as director and Vice President since 2018. He has also served as the General Counsel and Senior Vice President at Genentech, Inc. since 2007. He has also served as Chief Compliance Officer, Head of Legal Affairs—Pharma North America, and Corporate Secretary since January 2017. He also serves as Vice President, Secretary, and director of Roche Holdings, Inc.	USA
Gerald Bohm	65	Mr. Bohm has served as Secretary since 2018. He has been with Hoffmann-La Roche/ Genentech, Inc. for 24 years and currently serves as Associate Director and Assistant General Counsel of Genentech, Inc. Genentech, Inc., 150 Clove Road, Suite 8, Little Falls, NJ 07424	USA
David P. McDede	61	Mr. McDede has served as the Vice President and Treasurer since 2018. He has also served as director of Roche Holdings, Inc. since 2008 and as Vice President and Treasurer of Hoffmann-La Roche Inc. since 2003.	USA

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth (i) certain information with respect to the Shares beneficially owned by Parent, the Purchaser and, to the best of their knowledge, their respective directors and officers, and, in the case of Parent, controlling shareholders and (ii) the purchases of Shares by Parent, the Purchaser and, to the best of their knowledge, their respective directors and officers, and, in the case of Parent, controlling shareholders during the past sixty days. The security ownership information in the table below is given as of June 25, 2018 and, in the case of percentage ownership information, is based on 37,137,339 Shares outstanding as of June 25, 2018. Beneficial ownership is determined in accordance with the rules of the SEC (except as noted below).

	Securities Ownership
Filing Person	Number	Percent	Securities Transactions for Past 60 Days
Parent	21,019,111(1)	56.6%	None
The Purchaser	0	0%	None
All directors, officers and controlling shareholders of Parent as a group(2)	0	0%	None
All directors and officers of the Purchaser as a group	0	0%	None

(1)	Consists of 20,604,288 Shares directly held by Parent, an indirect wholly owned subsidiary of Roche. Roche, in its capacity as the indirect parent company of Parent, may be deemed to have sole voting and dispositive power with respect to the Shares that are owned by Parent. In addition, 414,823 Shares are directly held by Roche Finance Ltd, a wholly owned subsidiary of Roche.
(2)	The Shares owned by the Parent are not included in the Shares beneficially owned by the directors, officers and controlling shareholders of Parent.

SCHEDULE II

GENERAL CORPORATION LAW OF DELAWARE

SECTION 262 APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Citibank, N.A.

By Mail: Citibank, N.A. P.O. Box 55025 Boston, MA 02205 Ref: Foundation Medicine, Inc.	By Hand or Overnight Mail: Citibank, N.A. 30 Dan Road, Suite 55025 Canton, MA 02021 Ref: Foundation Medicine, Inc.

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500 (Call Collect)

or

Call Toll Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com